                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                -----------


                                  FORM 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        THE WILLOWBRIDGE FUND, L.P.
           (Exact name of registrant as specified in its charter)


  Delaware                                                    22-2678474
(State or other jurisdiction of                            (I.R.S. employer
 incorporation or organization)                          identification no.)

                               4 Benedek Road
                            Princeton, NJ 08540
           (Address of principal executive offices and zip code)

                               (609) 921-0717
            (Registrant's telephone number, including area code)


      Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE



      Securities to be registered pursuant to Section 12(g) of the Act:


                           Limited Partnership Units



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Item 1.  Business

General

         The Willowbridge Fund, L.P. (the "Partnership") is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act. The business of the Partnership is to trade, buy, sell or otherwise acquire, hold or dispose of commodity futures contracts, options on physical commodities and on commodity futures contracts, forward contracts, and any rights pertaining thereto ("Commodity Interests") and to engage in all activities incident thereto. The objective of the Partnership is the appreciation of its assets through speculative trading.

         Ruvane Investment Corporation, a Delaware corporation (the "General Partner"), is the general partner of the Partnership. The Partnership and the General Partner maintain their principal business office at 4 Benedek Road, Princeton, New Jersey 08540. The telephone number for the Partnership and the General Partner is (609) 921-0717, the facsimile number is (609) 921-0577, and their e-mail address is ruvane@aol.com. The General Partner has been registered with the Commodity Futures Trading Commission ("CFTC") pursuant to the Commodity Exchange Act, as amended (the "CEA"), as a Commodity Pool Operator ("CPO") since August 8, 1995, as a Commodity Trading Advisor ("CTA") since January 12, 1990 and as an introducing broker since May 8, 1995, and is a member of the National Futures Association ("NFA") in such capacities. See " -- The General Partner."

         The General Partner has selected Willowbridge Associates Inc. (the "Advisor") as the Partnership's trading advisor. The Advisor's main business address is 101 Morgan Lane, Suite 180, Plainsboro, New Jersey 08536 and its telephone number is (609) 936-1100. The Advisor also has offices at 667 Madison Avenue, New York, New York 10021. The Advisor has been registered as a CPO and a CTA pursuant to the CEA since May 3, 1988 and is a member of the NFA in such capacities. All trading decisions regarding the Partnership are made by the Advisor. See "-- The Advisor."

         The Partnership's investments are diversified among four distinct strategies. At December 31, 1997, approximately 55% of the Partnership's assets were traded pursuant to the Select Investment Program, utilizing the MTech Trading Approach, with the remaining portion traded pursuant to the Primary Investment Program, utilizing three of the trading systems operated by the Advisor. The MTech Trading Approach is a highly discretionary and judgmental trading approach that combines elements of fundamental and technical analysis in trading over 40 global markets. The three trading systems utilized under the Primary Investment Program are computer-based, quantitative systems that trade in domestic and foreign financial instruments, currencies, precious metals and other commodities such as grains, foods and energy products. See "Business---Trading Programs---Allocation of Capital." The General Partner believes that the combination of several investment strategies and global market exposure reduces the Partnership's dependence on the success of any single strategy while positioning the


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Partnership to participate in economic trends in different markets.
Nonetheless, in many cases the markets traded by the individual trading strategies overlap and the positions held by the Partnership at any particular point in time may result in different concentrations in any group of markets, which may reduce the diversity of the Partnership's investments. See "Risk Factors- --Partnership's Market Positions May Lack Diversity."

         The Partnership is designed to permit investors to participate in the financial advantages presented by trading in Commodity Interests. However, trading in Commodity Interests does entail significant risks, and it is possible that an investor in the Partnership could lose its entire investment. Trading in Commodity Interests is speculative, volatile and highly leveraged and may be riskier and more volatile than many other investments. Further, the Partnership is obligated to pay trading and operational expenses and pay incentive fees, if any, which could materially affect the net results of an investment in the Partnership by reducing net profits or increasing net losses, and the Partnership will be required to make trading profits in the amount of such charges and fees, less interest earned, to avoid depletion or exhaustion of its assets and to generate any profits for the Partnership and the Limited Partners. There can be no assurance that the Partnership will achieve any profits. See "-- Risk Factors."

 The General Partner

         The General Partner, to the exclusion of the limited partners of the Partnership (the "Limited Partners"), manages and conducts the business of the Partnership. The General Partner (i) selects and monitors the independent commodity trading advisors and the commodity brokers; (ii) allocates and/or reallocates assets of the Partnership to or from the advisors; (iii) determines if an advisor or commodity broker should be removed or replaced; (iv) negotiates management fees, incentive fees and brokerage commissions; and (v) performs such other services as the Partnership may from time to time request.

         The General Partner is responsible for the allocation of the Partnership's capital among various investment programs. The Partnership's capital currently is allocated among two different trading programs of the Advisor. See " -- Trading Programs." The General Partner, in the future, may change the allocation of the Partnership's assets between the two trading programs, as well as allocate the Partnership's assets to other trading programs. In addition, the General Partner may introduce the Partnership's trades to the Partnership's commodity brokers. Under the terms of the Amended and Restated Limited Partnership Agreement of the Partnership (the "Partnership Agreement"), the General Partner will maintain its capital contributions to the Partnership in an amount equal to 1% of the aggregate capital raised by the Partnership from time to time. As of December 31, 1997, the General Partner owned approximately $681,000 of general partnership interests in the Partnership. The General Partner is a Delaware Corporation organized in January 1990. The principal of the General Partner is Robert L. Lerner. See "Directors and Executive Officers."

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Futures Trading

         Futures contracts are contracts made on or through a commodity exchange and provide for future delivery of agricultural and industrial commodities, precious metals, foreign currencies or financial instruments, and in the case of certain contracts, such as stock index futures contracts and Eurodollar futures contracts, provide for cash settlement. Such contracts are uniform for each commodity on each exchange and vary only with respect to price and delivery time. A contract to buy or sell may be satisfied either by making or taking delivery of the commodity and payment or acceptance of the entire purchase price therefor or by offsetting the obligation with a contract containing a matching contractual obligation on the same (or a linked) exchange prior to delivery. In futures and forward trading, capital is not used to acquire a physical asset but only as security for the payment of losses incurred in open positions. United States commodity exchanges individually or, in certain limited situations, in conjunction with certain foreign exchanges, provide a clearing mechanism to facilitate the matching of offsetting trades. Once trades made between members of an exchange have been confirmed, the clearinghouse is substituted for the clearing member acting on behalf of each buyer and each seller of contracts traded on the exchange and in effect becomes the other party to the trade. Thereafter, each clearing member party to the trade looks only to the clearinghouse for performance. Clearinghouses do not deal with customers, but only with member firms, and the "guarantee" of performance under open positions provided by the clearinghouse does not run to customers. If a customer's commodity broker becomes bankrupt or insolvent, or otherwise defaults on such broker's obligations to such customer, the customer in question may not receive all amounts owing to such customer in respect of trading, despite the clearinghouse fully discharging all of its obligations.

         Two broad classifications of persons who trade in commodity futures are "hedgers" and "speculators." Commercial interests, including banks and other financial institutions, and farmers, who market or process commodities, use the futures markets for hedging. Hedging is a protective procedure designed to minimize losses that may occur because of price fluctuations. The usual objective of the hedger is to protect the profit that he expects to earn from his financial operations, rather than to profit strictly from his futures trading. The commodity markets enable the hedger to shift the risk of price fluctuations to the speculator.

         The speculator, such as the Partnership, risks its capital with the hope of making profits from the price fluctuations in futures contracts The speculator assumes the risks which the hedger seeks to avoid. Speculators rarely expect to take or make delivery of the "cash" or actual physical commodity in the futures market. Rather, they generally close out their futures positions by entering into offsetting purchases or sales of futures contracts. Because the speculator may take either a long or short position in the futures markets, it is possible for the speculator to earn profits or incur losses regardless of the direction of price trends. Generally, commodities trades made by the Partnership will be for speculative rather than for hedging purposes

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         The justification for futures trading is that it provides the means for those who produce or deal in cash commodities to hedge against unpredictable price changes. Price fluctuations affect the value of inventory, the cost of production and the competitive pricing of end products. The risks of price fluctuation confront and threaten a diverse set of firms that merchandise, store or process large volumes of cash commodities. Government securities dealers, for example, often maintain a large inventory of notes and bonds. Even a small increase in prevailing interest rate levels can significantly reduce the value of those inventory holdings, and hence the price at which they can be sold. In determining the pricing of its output, the large baker, for example, is subject to the market prices of its raw materials, such as wheat, sugar and cocoa. A sudden increase in the prices of these materials will raise the cost of production and negatively affect the competitiveness of the finished product. Other entities that face the risks associated with market price fluctuation include farmers, grain elevator operators, importers, refiners and commercial banks. The constraint these entities face is that there are no short run substitutes for certain items essential for continued operation. The baker cannot function without flour, the securities dealer without bonds or the refiner without crude oil. As a result, the need arises for a vehicle through which commercial entities as a group can transfer the risk of price fluctuation to some other group that is willing to bear that risk. The futures markets exist as the vehicle that allows the transfer of price risk from commercial entities, called hedgers, to risk-bearing entities, called investors or speculators.



Investment Philosophy

         The General Partner believes that, if an investor utilizes a disciplined approach to managing risk, and is appropriately capitalized, the investor will earn a premium for bearing risk. It is this premium that is the source of returns to futures investing. The returns to futures investing are driven by events that upset the supply and demand equilibrium of the underlying commodity market. For example, a change in the prime rate will affect interest rate and currency instruments, a drought will alter the production expectations for agricultural products, or the prospect of a war in the Middle East will cause the prices of crude oil and its derivatives to fluctuate. It is during these periods of disruption that the risk premium generally is paid. Conversely, when commodity markets are stable and directionless, returns from risk premia are not to be expected. Since traditional investment instruments like stocks and bonds perform poorly during disruptive periods and well in a stable economic environment, a futures investment can offer the potential benefits of diversification to a traditional portfolio.

         The General Partner believes that two important considerations in evaluating an investment opportunity are whether the investment has a sound underlying economic foundation for its expected return and whether the approach employed by the investment's manager has the capability to realize that return. The General Partner's approach to investment in futures is designed to achieve consistent profits over the long term. The key to the General Partner's investment approach is diversification among trading methods and among markets, which is

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intended to reduce the variability of returns while maintaining the ability to capitalize on profitable trends.

         The General Partner allocates the Partnership's capital to investment programs of the Advisor, which use a mix of trading strategies that (i) have demonstrated the ability to achieve long-term trading success and (ii) enhance the diversification characteristics of the account. The General Partner measures the success of an investment program by its trading and research results and experience.

         The General Partner believes that an account should be considered a long-term investment in order to afford the different trading strategies and investment programs time to operate under a variety of different market conditions. Consequently, the General Partner may choose not to reallocate capital from or terminate an investment program or trading strategy even if that investment program or trading strategy has had an unprofitable period of significant duration. As the performance of the investment programs and trading strategies will vary, the percentage of the Partnership's capital under the management of each may vary also. Therefore, it is unlikely that the current capital allocations will in fact be the actual allocations at any time during the Partnership's operations. When capital is withdrawn from the Partnership, the capital under each investment program's and trading strategy's management will be reduced in amounts determined by the Advisor, in consultation with the General Partner.

         Extensive leverage is available in futures markets. The General Partner will monitor the Advisor's trading so that leverage remains within levels acceptable to the General Partner, in its sole discretion. In general, the General Partner anticipates that margin commitments for the Partnership will range between 15% and 40% of capital. Margin commitments represent that portion of the capital of the Partnership which is committed as margin for futures contracts. Margins are good faith deposits which must be made with a commodity broker in order to initiate or maintain an open position in a futures contract.

         The Partnership has no employees and the General Partner has two employees. Fund Administration and management information systems are provided by Derivatives Portfolio Management LLC.

The Advisor

          The General Partner has selected Willowbridge Associates Inc. as the Partnership's trading advisor. The Advisor is a global trading advisor, managing over U.S. $963.1 million in client capital (U.S. $709.1 million of actual funds and U.S. $254.0 million of notional funds, or funds that clients have instructed the Advisor to trade but not deposited into their brokerage accounts) as of December 31, 1997 in futures, foreign exchange, interest rates and related markets for international banks, brokerage firms, pension funds, institutions and high net worth individuals. The
Advisor was organized as a Delaware corporation in January 1988 and trades on a 24-hour basis in over 70 markets worldwide. The primary activity of Willowbridge is to buy, sell (including short sales), spread or otherwise trade in Commodity Interests. The Advisor
42210962.8 30698 1803C 95179875

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may, to a limited extent, also trade in other instruments.  The trading principals of the Advisor are Philip L. Yang and Michael Y. Gan. See "Directors and Executive Officers."

         The Advisor makes trading decisions pursuant to its trading strategies under the investment programs, as well as pursuant to any other trading program, selected by the General Partner. As used herein, the term "trading system" refers to a computerized technical, systematic trading program of the Advisor, the term "trading approach" refers to a discretionary trading program of the Advisor and the term "trading strategy" refers to either a trading system or a trading approach.

Trading Programs

         Commodity traders generally rely on either fundamental or technical analysis, or a combination thereof, in making trading decisions and attempting to identify price trends. Fundamental analysis looks at the external factors that affect the supply and demand of a particular commodity in order to predict future prices. As an example, some of the fundamental factors that affect the demand of a foreign currency, like the British pound, are the inflation and interest rates of the currency's domestic market, exchange controls and the country's balance of trade, business climate and political stability. The supply of a currency may be determined by, among other things, government spending, credit controls, domestic money supply and prior years' trade balances. Some of the fundamental factors that affect the supply of an agricultural commodity, such as corn, include the acreage planted and factors affecting crop conditions such as drought, flood and disease. The demand for corn consists of domestic consumption and exports, and is a product of many things, including general world economic conditions, as well as the cost of corn in relation to the cost of competing products such as soybean meal, wheat, oats and barley.

         Technical analysis is not based on the anticipated supply and demand of the cash (actual) commodity; instead, it is based on the theory that a study of the markets themselves will provide a means of anticipating future prices. Technical analysis of the markets generally will include a study of the actual daily, weekly and monthly price fluctuations, volume variations and changes in open interest, utilizing charts or computers for analysis of these items.

         The investment programs and trading strategies that the General Partner has selected to trade the Partnership's assets are described below, and from time to time may be changed or refined. Additional trading programs may be developed by the Advisor or other trading advisors who may be employed in trading the assets of the Partnership.

         Each trading system employed by the Advisor will attempt to detect trends in price movements for futures, option, forward and spot contracts. All successful speculative commodity trading depends upon establishing a position and then maintaining that position while the market moves in favor of the trader. Technical trading systems seek to establish such positions and to exit the market and offset the positions, when the favorable trend either reverses or does not materialize. No such system will be successful if the market is moving in an erratic



                                 -7-

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and non-trending manner or if the market moves in the direction opposite to that predicted by the system. Because of the nature of commodity markets, prices frequently appear to be trending when the market is, in fact, without a trend. In addition, a trading system may identify markets as trending favorably to a particular position in the market even though actual market performance thereafter is the reverse of the trend identified.

         The investment programs and trading strategies to be followed by the Advisor do not assure the success of the Partnership. Investment decisions made in accordance with these programs and strategies will be based on an assessment of available facts. However, because of the large quantity of facts at hand, a number of available facts may be overlooked. Variables may shift and any investment decision must, in the final analysis, be based on the judgment of the Advisor. Accordingly, no assurance can be given that the Advisor's investment programs and trading strategies will result in profits to investors in the Partnership.

         For each of the trading strategies, risk is managed on a market by market level (i.e. grains, financial instruments, livestock markets, etc.) as well as on an overall portfolio level. On the market level, risk is managed primarily by utilizing proprietary volatility filters. When these filters detect a certain excessive level of volatility in the markets traded, they will signal that the trading strategies should no longer be trading in the markets in which the filters have detected excessive volatility. In this way, the trading strategies do not participate in markets in which there are extremes in market action. On the portfolio level, risk is managed by utilizing a proprietary portfolio cutback rule. When cumulative profits have reached a certain level, this rule determines that positions should be halved across the entire portfolio. In this way, risk is reduced while allowing the trading strategies to continue to participate in the markets, albeit at a reduced level. After the portfolio has been traded at half, the rule will then determine when to increase positions to again trade at the full level.

Allocation of Capital

         The Partnership's investments are diversified among four distinct strategies. At December 31, 1997, approximately 55% of the Partnership's assets were traded pursuant to the Select Investment Program, utilizing the MTech Trading Approach, with the remaining portion traded pursuant to the Primary Investment Program, utilizing three of the trading systems operated by the Advisor: the Vulcan System, the Argo System and the Siren System. The General Partner, in the future, may change the allocation of the Partnership's assets between the MTech Trading Approach and the Primary Investment Program, as well as allocate the Partnership's assets to other trading strategies and investment programs. The General Partner may change the allocation of the Partnership's assets if a trading program were to reach its capacity and not be able to manage new assets or if a person responsible for directing a trading program were to become unavailable. See " - Risk Factors - Experience of the General Partner; Reliance on Key Individuals."




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         MTech Trading Approach
         ----------------------

         The MTech Trading Approach, which commenced trading in January 1991, is a highly discretionary and judgmental trading approach relying primarily on Michael Gan's subjective analysis of the markets. As of December 31, 1997, $10,000,000 of Partnership funds were allocated to the Mtech Trading Approach. Trading decisions are made on technical as well as fundamental analysis. The MTech Trading Approach currently trades the United States and international futures, forward, spot and options markets. Mr. Gan reserves the right to change the portfolio composition of the MTech Trading Approach. It is intended that approximately 15% to 40% of the assets under management pursuant to the MTech Trading Approach normally will be committed as margin for commodity interest trading, but from time to time the percentage of assets committed may be substantially more or less.

         MTech's minimum account size is U.S. $2,000,000 on January 1 of each calendar year, and accounts may be opened on that date in increments of U.S. $2,000,000, with each increment of U.S. $2,000,000 considered a unit of investment. Thereafter, accounts may be opened at the current net asset value of a unit, or multiple thereof, as of the close of business on the preceding business day, and account sizes may be increased or decreased by the current net asset value of a unit, or multiple thereof. Subsequent additions and withdrawals must be made at the then current net asset value of a unit. If, at the beginning of the year, the account size is not equal to the unit size or multiple thereof, the client will be so advised and may choose at that time to increase or decrease allocated assets in order to trade a unit or multiples thereof. MTech will terminate any account that has experienced a drawdown, or losses, of greater than 35% at the close of business on the last business day of any month, measured from the start of the then-current calendar year (or inception of trading in the first year).

         Primary Investment Program
         --------------------------

         Under the Primary Investment Program, the Advisor has the discretion, based upon its periodic evaluation of market conditions, to determine which trading system to use for a given market. As of December 31, 1997, $8,210,186 of Partnership funds were allocated to the Primary Investment Program. Approximately one-half of the assets traded by the Advisor pursuant to the Primary Investment Program are allocated to the Argo System and the remaining portion is allocated between currencies and financial instruments traded pursuant to the Vulcan System and precious metals, grains, meats, softs and tropicals traded pursuant to the Siren System. The Advisor, in consultation with the General Partner, determines the amounts of the Partnership's assets that are allocated among the three trading systems and may change the allocation of the assets it trades among the trading systems and among the commodities traded pursuant thereto. Typically, changes in strategies used for particular markets are made infrequently. If the assets of the Partnership allocated to the Primary Investment Program fall below $1,000,000, the Advisor may not be able to trade the full Primary Investment Program portfolio.




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         Vulcan Trading System. The Vulcan Trading System ("Vulcan") is a
computerized technical trading system. It is not a trend-following system, but does ride a trend when the opportunity arises. Vulcan uses the concepts of pattern recognition, support/resistance levels and counter-trend liquidations in making trading decisions. In effect, Vulcan is more akin to a systematic technical charting system, as opposed to most computer systems, which are based on pure trend-following calculations.

         The Vulcan System is based on general technical trading principles that over time have repeatedly shown their validity as price movement forecasters. The Vulcan System attempts to capture price moves in a time horizon of 10 days to two weeks. As used in connection with the Partnership, it applies these principles to a diversified portfolio of financial instruments and currencies. Given that the system is based on general principles, the system parameters used are the same for all items in the portfolio and are not optimized. In this manner, the Vulcan System minimizes the problem of data-fitting.

         Vulcan determines, on a daily basis, whether to be long, short or flat each of the various commodities in its portfolio. The Vulcan portfolio traded for the Primary Investment Program includes:

Domestic Financial
Instruments:            Treasury Bills, Treasury Bonds, Treasury Notes,
                        Eurodollars

Foreign Financial
Instruments:            Japanese Government Bonds, Euro-Mark, Euro-Swiss, Ten-
                        year Notional, German Bunds, Pibor, Gilts, Short
                        Sterling, Australian Treasury Bills, Australian
                        Treasury Bonds, Italian Bonds, Euro-Lira, Euro-Yen

Currencies:             Pound Sterling, Deutschemark, Canadian Dollar, Swiss
                        Franc, Japanese Yen, Australian Dollar, Mark-Yen.

         The above list is provided only as an indication of markets traded since the Advisor removes and adds contracts to the list from time to time.

         It is intended that approximately 15% to 40% of the assets under management pursuant to the Vulcan System normally will be committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less. Positions are generally held from 10 to 15 trading days. The largest monthly draw-down experienced by the Advisor in using Vulcan was 19.39% and occurred in February 1996. The greatest peak-to-valley draw-down was 19.03% and occurred in the period between January 1992 to June 1992. Greatest peak-to-valley drawdown means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by an account or trading strategy during any period in which the initial month-end net asset value is not equaled or exceeded by

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a subsequent month-end net assets value and is expressed as a percentage of the initial month-end net asset value.

         Argo Trading System. The Argo Trading System ("Argo") commenced trading in 1987. Argo essentially incorporates Vulcan's concepts of pattern recognition, support/resistance levels and counter-trend liquidations. Argo has a relatively slower time horizon than Vulcan and attempts to capture longer-term price moves. The Argo portfolio includes the instruments traded in the Vulcan portfolio, as well as the following other commodities:

Grains:                 Corn, Wheat, Soybeans, Soybean Meal, Soybean Oil

Precious Metals:        Gold, Silver

General: Crude Oil, Heating Oil, Unleaded Gasoline, Natural Gas, Copper, Sugar, Coffee, Cocoa, Cotton, Live Cattle, Live Hogs, Pork Bellies.

         The above list is provided only as an indication of markets traded since the Advisor removes and adds contracts to the list from time to time.

         It is intended that Argo's positions will generally be held from 20 to 30 trading days with approximately 15% to 40% of assets under management normally committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less. The largest monthly draw-down experienced by the Advisor using Argo was 20.49% and occurred in February 1996. The greatest peak-to-valley draw-down was 31.13% and occurred in the period between May 1996 to July 1996.

         Siren Trading System. The Siren Trading System ("Siren"), which commenced trading in January 1991, is a system based on the principles of market profiles and other techniques that utilize real time price information. Siren can best be characterized as a top and bottom picking system. Siren tries to determine acquisition and distribution patterns that often signal the end and reversal of a major trend bias. When it identifies such a change, it will attempt to initiate a countervailing position. Siren's time frame is generally 18 to 25 trading days. The Siren portfolio traded for the Primary Investment Program includes:

Grains:                Corn, Wheat, Soybeans, Soybean Meal, Soybean Oil, Oats,
                       Rough Rice

Precious Metals:       Gold, Silver

General: Crude Oil, Heating Oil, Unleaded Gasoline, Natural Gas, Copper, Sugar, Coffee, Cocoa, Cotton, Live Cattle, Live Hogs, Pork Bellies.

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         The above list is provided only as an indication of markets traded since the Advisor removes and adds contracts to the list from time to time.

         It is intended that approximately 15% to 40% of the assets under management pursuant to Siren will be normally committed as margin for Commodity Interest trading, but from time to time the percentage of assets committed may be substantially more or less. The largest monthly draw-down experienced by the Advisor in using Siren was 12.39% and occurred in August 1993 The greatest peak-to-valley draw-down was 21.99% and occurred in the period between July 1993 to October 1993.

Trading Policies

         The Partnership adheres to the following policies in executing its trading activities. The General Partner will notify Limited Partners of any changes in these trading policies.

         1. The Partnership will not lend or borrow money, although the Partnership may utilize lines of credit for trading forward contracts.

         2. The Partnership will not commingle its assets with those of other persons, except as permitted under the CEA and the rules and regulations promulgated thereunder.

         3. The Partnership will not trade bank forward contracts with or through any bank that, as of the end of its latest fiscal year, had an aggregate balance in its capital, surplus and related accounts of less than $100,000,000, as shown by its published financial statements for such year.

         4. The Partnership will not purchase, sell or trade securities, except securities approved by the CFTC for investment of customer funds. The Partnership may trade in futures contracts on securities and securities indices, options on such futures contracts and other commodity options.

The Commodity Brokers

         The Partnership executes and clears trades in futures and commodity options through FIMAT USA, Inc. ("FIMAT") and E.D & F. Man International Inc. ("Man"), unaffiliated brokers selected by the General Partner. The General Partner may retain additional or substitute clearing brokers in the future. FIMAT and Man are registered under the CEA as futures commission merchants and are members of the NFA in such capacities. FIMAT and Man act only as clearing brokers for the Partnership and as such are paid commissions for executing and clearing trades on behalf of the Partnership. Neither FIMAT nor Man act in any supervisory capacity with respect to the General Partner or participate in the management of the General Partner or the Partnership.

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         The assets of the Partnership are deposited with FIMAT and Man in trading accounts established by the Partnership for the Advisor and are used by the Partnership as margin to engage in trading. Each of the clearing brokers is a futures commission merchant registered with the CFTC. Such assets are held in either an interest-bearing bank account or in securities approved by the CFTC for investment of customer funds. The clearing brokers through clearing futures trades for its customers, including the Partnership, could expose the Partnership to credit risk. The clearing brokers attempt to mitigate this risk relating to futures contracts in regulated commodities by maintaining funds deposited by customers in separate bank accounts, which are designated as segregated customers' accounts. In addition, the clearing brokers have set aside funds deposited by customers relating to foreign futures and options in separate bank accounts, which are designated as customer secured accounts. Lastly, the clearing brokers are subject to the CFTC's Net Capital Rule, which requires the clearing brokers to maintain minimum net capital of at least 4% of the segregated customer funds as defined by the CEA and regulations promulgated thereunder.

         The clearing brokers must comply with the settlement procedures established by the clearinghouse of each exchange where the clearing broker is a clearing member. The rules of exchange vary, but at a minimum the exchange guarantees performance on every contract to each of its clearing members. Thus, once a trade between two clearing members is matched by the exchange, the rights and obligations under the futures or options contract do not run between the original buyer and seller, but between the clearing member and the seller of the contract, and between the clearing member and the buyer. The clearinghouse sets a settlement price for settling all accounts between clearing members for each contract month. Unliquidated positions on outstanding contracts are marked to market at least once a day via midday and/or morning calls to determine any additional margin requirements. In general, a clearinghouse is backed by the membership and will act in the event of non-performance by one of its members or one of the member's customers, the intent of which is to significantly reduce credit risk. If a clearing broker is not a member of an exchange clearinghouse, it will comply with the settlement procedures established with the actual carrying brokers and will operate through them. Settlement of calls on such contracts may take an extra day on U.S. exchanges or two extra days on non-U.S. exchanges. Additional margin requirements are wire-transferred by the clearing brokers to the appropriate clearinghouse. During the year ended December 31, 1996 and the nine months ended September 30, 1997, the Partnership had no material credit risk exposure to a counterparty that is a foreign commodities exchange.

Fees and Expenses

The General Partner

          Upon admission to the Partnership, each new subscriber for interests in the Partnership will pay 1% of his subscription amount to the General Partner as an administrative charge. Existing Limited Partners who subscribe for additional interests in the Partnership will pay to the General Partner 1% of the amount of the additional subscription as an administrative charge. The Partnership also pays the General Partner a yearly management fee in an amount equal to

1% of the net asset value of the Partnership as of the first business day of each year before deducting (i) accrued ordinary legal, accounting and auditing fees and (ii) any incentive fees payable to the Advisor. In addition, the Partnership pays to the General Partner a flat-rate monthly brokerage commission of approximately 0.29% of the net asset value of the Partnership as of the beginning of each month (a 3.5% annual rate). The General Partner will pay from this amount all floor brokerage, exchange, clearing and NFA fees with respect to the Partnership's trading, but other execution costs, including give-up charges (charges paid to a party for executing trades that will be cleared by a third party) and service fees assessed by certain forward dealing desks, will be paid by the Partnership. The General Partner will pay from its own funds any futures brokerage commission and fees (except for certain execution costs as noted above) incurred by the Partnership in excess of the flat monthly rate it receives from the Partnership. The flat-rate brokerage commission to the General Partner is calculated after reduction for any brokerage commissions due at the end of the immediately preceding month, any redemptions or distributions as of such immediately preceding month-end and any accrued incentive fees as of such immediately preceding month-end, and after including the interest credits for such immediately preceding month-end and any additions as of the beginning of the month for which the flat-rate brokerage commission is being calculated. Lastly, in the event the flat-rate monthly brokerage commission payable by the Partnership to the General Partner at any time exceeds the actual brokerage commissions and related fees to which such flat-rate brokerage commission is applied, the General Partner will pay a portion of such excess to Limited Partners who became Limited Partners prior to September 1995, the date as of which the Partnership ceased to be a proprietary pool under CFTC Rules, which portion paid to any such Limited Partner shall not exceed such Limited Partner's pro rata share of the actual brokerage commissions and related fees paid by the Partnership. The General Partner may also pay a portion of such excess to properly registered selling agents as compensation for their ongoing services to the Partnership, which portion paid to any one selling agent is not expected to exceed 1% per annum of the net asset value of the limited partnership interests sold by such selling agent.

The Advisor

         The Partnership pays to the Advisor a quarterly management fee of .25% (1% per year) of the Partnership's month-end Net Assets (as defined below) for each month during such quarter. The Partnership also compensates the Advisor by paying to it a quarterly incentive fee of 25% of New Profits (as defined below), if any. If any incentive fee is paid to the Advisor, the Advisor will retain the amount paid regardless of any subsequent decline in account value, but will not be eligible to receive subsequent incentive fee payments until the Advisor has recouped its losses and earned New Profits.

         The Partnership's "Net Assets" shall mean the total assets of the Partnership including all cash and cash equivalents (valued at cost), accrued interest and the market value of all open commodity positions and other assets maintained by the Partnership, less the market value of all liabilities and reserves of the Partnership, including accrued management and incentive fees, determined in accordance with the principles specified in Paragraph 6 of the Partnership

Agreement and, where no principle is specified, in accordance with generally accepted accounting principles. The market value of a commodity futures contract or option on a commodity futures contract shall mean the most recent available closing quotation on the exchange through which the particular commodity futures contract or option on a commodity futures contract is traded by the Partnership; the market value of a forward contract is determined by the dealer with which the Partnership has traded the contract. If, however, a contract cannot be liquidated on the day with respect to which the cumulative profits or losses on the account are being determined, because of the operation of daily limits or other rules of the commodity exchange upon which that contract is traded or otherwise, the settlement price on the first subsequent day on which the contract can be liquidated is the basis for determining the liquidating value of such contract for such day. "New Profits" for the purpose of calculating the Advisor's incentive fee only, is defined as the excess (if any) of (A) the net asset value of the Partnership as of the last day of any calendar quarter (before deduction of incentive fees paid or accrued for such quarter), over (B) the net asset value of the Partnership as of the last day of the most recent quarter for which an incentive fee was paid or payable (after deduction of such incentive fee). In computing New Profits, the difference between (A) and (B) above shall be (i) increased by the amount of any distributions or redemptions paid or accrued by the Partnership as of or subsequent to the date in (B) through the date in (A),
(ii) adjusted (either decreased or increased, as the case may be) to reflect the amount of any additional allocations or negative reallocations of Partnership assets from the date in (B) to the last day of the quarter as of which the current incentive fee calculation is made, and (iii) increased by the amount of any losses attributable to redemptions.

Commodity Brokers

         The General Partner currently pays commission rates of approximately $9 for each initial purchase (or sale) and offsetting sale (or purchase) of a commodity futures contract with respect to the Partnership's trading (including NFA assessments and exchange fees), which rates in the future may be higher or lower. The General Partner believes that this brokerage rate is generally competitive with those charged by other commodity brokers; however, other commodity brokerage firms might offer lower rates to an account similar to that of the Partnership.

Selling Agent

         An investor in the Partnership who subscribes through a selling agent may be charged a sales commission determined by the selling agent. In no event, however, will such sales commission exceed 4% of the subscription amount. The sales commission is paid directly to the Partnership and is remitted to the selling agent on behalf of the investor in the Partnership. Selling agents may also receive a portion of the commodity brokerage commission from the Partnership's commodity brokers.

Dealers

         Dealers will not charge the Partnership commissions, but are compensated from the bid/offer spread that is quoted in dealing with the Partnership. A customary mark-up is included in the price of the forward or spot contract or the premium in the case of an option contract.

Others

         The General Partner will pay expenses of the continuing offering of Limited Partnership Units (consisting primarily of printing fees), estimated to be approximately $5,000 per year. The ordinary operating expenses actually incurred by the Partnership, including periodic legal, accounting and auditing fees, and other administrative expenses and fees, which are estimated to be approximately $100,000 per year (excluding any extraordinary expenses), will be borne by the Partnership.

Break-Even Analysis

         As discussed above, the Partnership is obligated to pay trading and operational expenses and pay incentive fees, if any, which could materially affect the net results of an investment in the Partnership by reducing net profits or increasing net losses. The following table demonstrates that the Partnership would have to make a 2.05% (5.97% if maximum 4% selling commission is charged) return on its investments, or $513 ($1,492 if maximum 4% selling commission is charged) of trading income per $25,000 investment in the Partnership in the first year in order for a Limited Partner to break even under the assumptions set forth in the accompanying notes. THE BREAK-EVEN ANALYSIS BELOW DOES NOT CONSTITUTE A REPRESENTATION BY THE PARTNERSHIP OR THE GENERAL PARTNER AS TO THE ACTUAL OPERATING EXPENSES OF THE PARTNERSHIP. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT THE EXPENSES TO BE INCURRED BY THE PARTNERSHIP WILL NOT EXCEED THE AMOUNTS AS PROJECTED OR THAT THERE WILL BE NO OTHER EXPENSES.

                              Break-Even Analysis


Subscription Amount(1)                                             $25,000
Administrative Charge (2)                                              250
General Partner's Management Fee (3)                                   250
Partnership's Ordinary Operating Expenses (4)                          138
Advisor's Management Fee (5)                                           250
Advisor's Incentive Fee on Trading Profits (6)                           0
Brokerage Commissions (7)                                              875
Less Interest Income (8)                                            (1,250)

Amount of Trading Income Required per Minimum
     Subscription Amount for the Partnership's
     net asset value at the end of one year to
     equal the Minimum Subscription Amount                            $513

Percentage of Minimum Subscription Amount                             2.05%

Amount of Trading Income Required per Minimum
     Subscription Amount for the Partnership's
     net asset value at the end of one year to
     equal the Minimum Subscription Amount if
     4% maximum selling commission is charged (9)                   $1,492

Percentage of Minimum Subscription Amount including
     4% maximum selling commission (9)                                5.97%



NOTES:
(1) The minimum purchase is ordinarily $25,000 of interests ($10,000 for benefit plan investors).
(2) Investors pay a one-time administrative fee of 1% of their subscription amounts.
(3) Investors pay the General Partner an annual management fee of 1% of the net asset value of the Partnership.
(4) The Partnership's actual accounting, auditing, legal and other operating expenses will be borne by the Partnership. These expenses are expected to amount to approximately .55% of the net asset value of the Partnership.
(5)  Investors pay the Advisor a quarterly management fee of .25% of Net
     Assets (1% per year). (6) The Advisor will receive a quarterly incentive fee of 25% of New Profits. There will be no incentive fee at the break-even level, inasmuch as $513 in trading income, plus $1,250 in interest income, minus all of the fees and expenses shown above (totaling $1,763) results in $0 in New Profits.
(7) Brokerage commissions are calculated at 3.5% of the net asset value of the Partnership. (8) The Partnership will earn interest on margin deposits with its clearing brokers. Based on current interest rates, interest income is estimated at 5.0% of net assets.
(9) Investors who subscribe through a selling agent may be charged a sales commission of up to 4% of the subscription amount, payable to the selling agent. The amount of the sales commission shall be determined by the selling agent.

Trading For Own Account

      The General Partner, its principal and their affiliates currently do not, but may in the future, trade Commodity Interests for their own accounts. Limited Partners will not be permitted to inspect the records of such trades. The Advisor, its principals and their affiliates also may trade Commodity Interests for their own accounts. The records and the results of the proprietary trading by the Advisor and its principals will not be made available for inspection by the Limited Partners because of their confidential nature.

Conflicts of Interest

Relationship of the General Partner to Commodity Brokers

      Although the General Partner is not affiliated with a commodity broker, the General Partner may have a conflict of interest in selecting brokers because of continuing business dealings with certain brokers. For example, affiliates of certain brokers may serve as selling agents for the Partnership. The General Partner and its principal or their affiliates may have commodity accounts at the same brokerage firms as the Partnership, and, because of the amount traded through the brokerage firms, may pay lower commissions than the Partnership. The General Partner intends to review brokerage arrangements on a periodic basis to assure that the Partnership secures favorable execution of brokerage transactions and to assure that the commissions paid are reasonable in relation to the value of the brokerage and other services provided.

General Partner's Selection of Trading Advisors and Investment Programs

      Under the terms of the Partnership Agreement, the General Partner has the authority to engage independent commodity trading advisors or affiliated commodity trading advisors to make trading decisions for the Partnership. The Advisor has retained the General Partner as an independent consultant to assist the Advisor in developing new business. The prospect of possibly losing the ability to earn compensation as a consultant to the Advisor could serve as a disincentive to the General Partner engaging a different trading advisor. Should the General Partner select trading programs which it, its principal or their affiliates operate, the General Partner may have a conflict of interest between choosing the trading programs that the General Partner believes will be most advantageous to the Partnership and seeing that it or its affiliates' trading programs are used on behalf of the Partnership and earning fees therefrom. The General Partner also may be less likely to terminate the use of one of its or its affiliates' trading programs. The General Partner will act as introducing broker for the Partnership and receive a portion of the brokerage commissions generated by the Partnership's trading activities. The General Partner may have a conflict of interest between choosing the investment programs that the General Partner believes will be most advantageous to the Partnership and seeing that the investment programs which generate the most trading activity are used on behalf of the Partnership and earning fees therefrom.

Management of Other Accounts by the Advisor and the General Partner

      The Advisor and its affiliates currently manage other accounts and act as general partner for other limited partnerships that trade Commodity Interests, and the Advisor, the General Partner and their respective affiliates may act in the future as manager of additional accounts and as general partner for other such limited partnerships. Such accounts and partnerships may hold positions either similar or opposite to the positions taken by the Partnership, and the compensation received by the Advisor or the General Partner from such other accounts and partnerships may differ from the compensation they receive from the Partnership. As the Advisor manages additional accounts, these accounts will increase the level of competition for the same trades made for the Partnership.

Trading by Affiliates of the General Partner for Their Own Accounts

      The principal of the General Partner and his family and affiliates also may trade for their own accounts. Results of such trading will not be made available to Limited Partners because of the confidential nature of such records. In addition, the General Partner, its principal or their affiliates may serve as the general partner or sponsor for other investment vehicles engaged in the trading of instruments and contracts similar to those traded by the Partnership. Such vehicles may hold positions either similar or opposite to the positions taken by the Partnership, and the compensation received by the General Partner, its principal or their affiliates from such other vehicles may differ from the compensation received from the Partnership.

Trading by the Advisor and Affiliates of the Advisor for Their Own Accounts

      The Advisor and its principals have traded, and may continue to trade, Commodity Interests for their own accounts. As a result, it is possible that orders for their accounts may be entered in advance of or opposite to orders for client accounts pursuant to, for instance, a neutral order allocation system, a different trading strategy or a different risk level of trading. Also, the spouse of one of the Advisor's principals is a floor broker who, in the ordinary course of business, may receive brokerage commissions in respect of trades effected pursuant to the Advisor's trading on behalf of clients. Any such commissions will be at competitive rates. However, any such proprietary trading is subject to the duty of the Advisor to exercise good faith and fairness in all matters affecting client accounts. The records and the results of the proprietary trading by the Advisor and its principals will not be made available for inspection by the Limited Partners because of their confidential nature. During the normal course of trading, orders for the client's account may be executed in competition with the orders for proprietary and other client accounts managed by the Advisor. Depending on market liquidity and other factors, this conflict could result in client orders being executed at prices that are less favorable than would otherwise be the case. In addition, the Advisor may combine various strategies to trade proprietary and client accounts. As a result, trading decisions generated by different trading strategies and investment programs may vary among accounts, resulting in different positions.

Trading by Affiliates of Clearing Brokers for Their Own Accounts

      It is possible that certain officers, directors and employees of the Partnership's clearing brokers and their families may from time to time trade commodity futures contracts and other Commodity Interests for their own accounts, including some of which may be managed by the Advisor. In the event such individuals do trade for their own accounts, investors will not be permitted to inspect such trading records. It is possible that such persons may take positions either similar or opposite to positions taken by the Partnership and that the Partnership and such persons may from time to time be competing for either similar or opposite positions in the commodity futures markets. In certain instances, the clearing brokers may have orders for trades from the Partnership and orders from its own employees. The clearing brokers might be deemed to have a conflict of interest between the sequence in which such orders will be transmitted to the trading floor. Depending on market liquidity and other factors, these conflicts could result in the Partnership's orders being executed at prices that are less favorable than would otherwise be the case.

Relationship of the Advisor to Futures Commission Merchants

      The Advisor appears on the approved list of commodity trading advisors for many futures commission merchants. Appearance on an approved list means that futures commission merchants' representatives may recommend the Advisor as a trading advisor to its clients. Inclusion on such an approved list may create a conflict of interest for a trading advisor between its duty to trade clients' accounts in the best interest of clients and its financial interest in maintaining a position on a futures commission merchant's approved list, which could be contingent upon generation of adequate commission income from those accounts managed by the advisor. The Advisor's policy, however, is to trade all comparable accounts in the same manner regardless of the method by which the account was obtained.

Limitation of Liability and Indemnification of the General Partner

      The Partnership Agreement contains various exculpatory provisions, which provide that the General Partner, its officers, directors, stockholders, employees, agents and affiliates and each person who controls any of the same will not be liable, responsible or accountable in damages or otherwise to the Partnership or any of its partners, their successors or permitted assigns, except by reason of acts or omissions (i) in violation of federal or state securities laws, (ii) due to intentional or criminal wrongdoing or gross negligence or willful misconduct, (iii) constituting a breach of fiduciary duty or (iv) not in good faith in the reasonable belief that they were in, or not opposed to, the best interests of the Partnership. Any claim, action or proceeding by any Limited Partner can be brought only against the General Partner and its assets, and not against any manager, member, officer, employee, agent or affiliate of the General Partner, or any person who controls any of the same. In addition, the Partnership has agreed to indemnify, defend and hold harmless the General Partner, and its officers, directors, stockholders, employees, agents and affiliates, and each person who controls any of the same, from and against any loss, liability, damage, cost or expense (including legal fees and expenses actually and reasonably incurred in defense of any demands, claims or lawsuits) actually and reasonably incurred arising from actions or omissions concerning the business or activities undertaken by or on behalf of the Partnership from any source including, without limitation, any demands, claims or lawsuits initiated by a Limited Partner, if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based were for a purpose reasonably believed to be in, or not opposed to, the best interests of the Partnership and were not
(i) in violation of federal or state securities laws, (ii) performed or omitted as a result of intentional or criminal wrongdoing or gross negligence or willful misconduct or (iii) in violation of the General Partner's fiduciary obligations to the Partnership. The foregoing rights to indemnification and payment of legal fees and expenses will not be affected in the event of the termination of the Partnership or the withdrawal, dissolution or insolvency of the General Partner. These exculpation and indemnification provisions may not be enforceable with respect to certain statutory liabilities, such as liabilities resulting from violations of federal securities laws.

      The responsibility of a general partner to Limited Partners is a rapidly developing and changing area of the law, and Limited Partners who have questions concerning the responsibilities of the General Partner should consult their counsel. Limited Partners should be aware, however, of the broad authority given to the General Partner under the Partnership Agreement, including the authority of the General Partner to enter into trading advisory agreements under the Partnership Agreement, the absence of judicial decisions providing standards defining excessive trading and the exculpatory provisions in the Partnership Agreement.

Risk Factors

Commodity Markets are Speculative and Risky

      The markets in which the Partnership trades are speculative and involve a high degree of risk. It is possible that an investor in the Partnership could lose its entire investment. Each trading strategy within an investment program employed by the Advisor involves a significant risk of incurring large losses. The use of several different trading strategies may not significantly reduce such risk due to, among other things, certain similarities which may exist in the trading strategies. The volatility of the commodities market could cause the Partnership and the Limited Partners to incur substantial losses, potentially impairing the Partnership's equity base and ability to achieve its long-term profit objectives even if favorable market conditions subsequently develop.

Commodity Interest Prices are Volatile

      Commodity Interest prices are highly volatile. Price movements of Commodity Interest contracts are influenced by, among other things, changing supply and demand relationships, governmental, agricultural and trade programs and policies, and national and international political and economic events. Changing crop prospects occasioned by unexpected weather or damage by insects and plant diseases make it difficult to forecast future supplies of agricultural commodities. Similarly, demand is also difficult to forecast due to such factors as variable world production patterns, expected purchases by or disruptions of trade with foreign countries and continued changes in domestic needs. Financial instrument futures prices are influenced primarily by changes in interest rates. Foreign currency futures prices are influenced by, among other things, changes in balances of payments and trade, domestic and international rates of inflation, international trade restrictions and currency devaluations and revaluations. The Partnership has no control over these factors. The volatility of Commodity Interest prices may result in unprofitable trading by the Partnership and, therefore, losses to the Limited Partners.

Commodity Interest Trading Is Highly Leveraged

      The low margin deposits normally required in Commodity Interest trading result in an extremely high degree of leverage. A relatively small price movement in a Commodity Interest contract in an unfavorable direction could result in immediate and substantial losses to the investor. Like other leveraged investments, any purchase or sale of a Commodity Interest contract may result in losses in excess of the amount invested in that contract. The Partnership may lose more than its initial margin deposit on a trade resulting in losses to the Partnership and the Limited Partners.

Commodity Interest Trading May Be Illiquid

      The Partnership's investment strategies require liquid, properly functioning markets. In extraordinary circumstances, the liquidity of some trading instruments may be impaired and pricing mechanisms may not function properly. The Partnership might be exposed to substantial losses should it find it necessary to liquidate positions under such conditions. Each exchange on which futures are traded typically has a right to suspend or limit trading in the contracts which it uses. Such a suspension or limitation could render it impossible for the Partnership to liquidate its positions, thereby exposing it to losses, or to acquire positions indicated by a trading strategy, thereby eliminating profit opportunities or making it impossible to protect against further losses, which could result in losses to the Partnership and the Limited Partners. In addition, there is no guarantee that exchange and other secondary markets will always remain liquid enough for existing positions to be closed out. Commodity exchanges limit fluctuations in certain commodity futures contract prices, including those for financial futures contracts, during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Under such daily limits, during a single trading day, no trades can be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can be neither taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices occasionally have reached the daily limit for several consecutive days with little or no trading. Similarly, with respect to options on commodity futures, there may be no liquid offset market on an exchange for a particular option due to, among other reasons, insufficient trading interest, exchange imposed restrictions, trading halts or a lack of liquidity in the underlying futures contract. Such market conditions could cause the Partnership to be unable to liquidate its positions in the futures market, which could subject the Partnership to substantial losses and result in losses to the Limited Partners.

Counterparty Risk

      If one of the Partnership's commodity brokers becomes bankrupt or insolvent, or otherwise defaults on its obligations to the Partnership, the Partnership may not receive all amounts owing to it in respect of its trading, despite the clearinghouse fully discharging all of its obligations. Furthermore, in the event of the bankruptcy of any such commodity broker, the Partnership could be limited to recovering only a pro rata share of all available funds segregated on behalf of such commodity broker's combined customer accounts, even though certain property specifically traceable to the Partnership (for example, Treasury bills deposited by the Partnership with the commodity broker as margin) was held by such commodity broker. In addition, many of the instruments in which the Partnership may trade are traded in markets in which performance is the responsibility only of the individual counterparty and not of an exchange or clearinghouse. In these cases, the Partnership is subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to such contracts. The failure of the Partnership to recover its assets from a bankrupt, insolvent or otherwise defaulting commodity broker or individual counterparty could subject the Partnership to substantial losses resulting in losses to the Limited Partners. There also exists the possibility that institutions, including banks and brokerage firms, with which the Partnership does business will encounter financial difficulties, which may impair the operational capabilities or the capital position of the Partnership.

Operating History of the Partnership

      The Partnership commenced trading in April 1991. While the Partnership has realized a net gain through January 1998, no assurance can be made as to the future performance of the Partnership. In addition, the Partnership's profitability has varied significantly from period to period. The results for any one period are not necessarily indicative of results for any other period.

Options Trading

      The Partnership may engage in the trading of options (both puts and calls) on commodity futures contracts on exchanges where such trading has been authorized by the CFTC. The value of an option depends largely upon the likelihood of favorable price movements in the underlying futures contract in relation to the exercise (or strike) price during the life of the option. Therefore, many of the risks applicable to trading the underlying futures contract are also applicable to options trading. However, there are a number of other risks associated solely with the trading of options. For example, the purchaser of an option runs the risk of loss of his entire investment (i.e., the premium paid). Similarly, the "uncovered writer" of an option is subject to the risk of loss due to an adverse price movement in the underlying futures position. Spread positions using options are subject to the same risks involved in the purchase and writing of options. In addition, in the event the Partnership were to write uncovered options (i.e., where the writer does not own the underlying futures position) as one part of a spread position and such options were exercised by the purchasing party, the Partnership would be required to purchase or deliver the underlying futures contract in accordance with the terms of the option. Finally, an options trader runs the risk of market illiquidity for offsetting positions for any particular option. As a result of these risks, the Partnership might experience losses on option trades, resulting in losses to the Limited Partners. See " -- Commodity Interest Trading May Be Illiquid."

"Zero-Sum" Trading; The Partnership Does Not Acquire any Asset with Intrinsic Value

      Futures trading is a "zero-sum" risk transfer economic activity. For every gain there is an equal and offsetting loss rather than an opportunity to participate over time in general economic growth. Unlike most "alternative investments," an investment in the Partnership does not acquire any asset with intrinsic value. Overall stock and bond prices could rise significantly and the economy as a whole prosper while the Partnership trades unprofitably.

Partnership's Market Positions May Lack Diversity

      The Partnership's assets are diversified among four distinct strategies. Nonetheless, in many cases the markets traded by the individual trading strategies overlap and the positions held by the Partnership at any particular point in time may result in different concentrations in any group of markets, which may reduce the diversity of the Partnership's investments. As a result, the Partnership may hold relatively concentrated positions from time to time as well as over sustained periods of time. This lack of diversification could result in greater losses to the Partnership and the Limited Partners than otherwise might be anticipated as the Partnership's portfolio may be more susceptible to any single economic, political or regulatory occurrence and more volatile than a more diversified portfolio.

Trading of Forward Contracts

      Forward contracts for the trading of certain commodities, such as currencies and metals, may be entered into on behalf of the Partnership with United States and foreign banks and dealers. A forward contract is a contractual right to purchase or sell a commodity at or before a specified date in the future at a specified price and, therefore, is similar to a futures contract. There are no limitations on daily price moves in forward contracts, and banks and dealers are not required to continue to make markets in such contracts. There have been periods during which certain banks and dealers have refused to quote prices for such forward contracts or have quoted prices with an unusually wide spread between the price at which the bank or dealer is prepared to buy and that at which it is prepared to sell. Governmental imposition of credit controls might limit currency forward contract trading. Neither the CFTC nor banking authorities regulate forward contract trading through United States banks and dealers, and foreign banks and dealers are not regulated by any United States governmental agency. With respect to its trading of forward contracts, the Partnership may be subject to the risk of bank or dealer failure and the inability of, or refusal by, a bank or dealer to perform with respect to such contracts. Any such default would deprive the Partnership of any profit potential or force the Partnership to cover its commitments for resale, if any, at the then market price and could result in losses to the Partnership and the Limited Partners. In addition, regulators, legislators and the courts have focused considerable attention recently on foreign currency trading in the interbank markets. In the event that the Partnership were to become unable to trade certain currency contracts, the prospect of the Partnership achieving its investment objectives could be materially adversely affected.

Charges to Partnership

      The Partnership will be required to pay a fixed annual management fee and a fixed monthly brokerage commission to the General Partner, and a fixed quarterly management fee and, under certain circumstances, a quarterly incentive fee to the Advisor. The Partnership also is obligated to pay certain execution costs, as well as all legal, accounting, auditing and other administrative expenses and fees, regardless of whether the Partnership realizes any profits. The Partnership, therefore, will be required to make trading profits in the amount of such charges and fees, less interest earned, to avoid depletion or exhaustion of its assets and to generate any profits for the Partnership and the Limited Partners. There can be no assurance that the Partnership will achieve any profits. See " -- Fees and Expenses."

Possible Effects of Speculative Position Limits

      The CFTC and the commodity exchanges have established limits referred to as "speculative position limits" or "position limits" on the maximum net long or net short commodity position that any person or group of persons may own, hold or control in particular commodity contracts. The CFTC has jurisdiction to establish, or cause exchanges to establish, position limits with respect to all items traded on exchanges located in the United States and any exchange may impose additional limits on positions on that exchange. Such limits will be applicable in respect of trading of futures and options and could affect the ability of the Advisor to acquire certain positions that its respective programs would otherwise indicate as desirable for the Partnership. Were the Advisor to violate applicable position limits, mandatory liquidation of the Partnership's positions would result and the Advisor could be subject to regulatory action restricting or prohibiting the Advisor from providing further trading advisory services to the Partnership, which could have a material adverse effect on the Partnership and result in losses to the Limited Partners. The General Partner monitors the Partnership's compliance with position limits. The positions held by the Advisor will be aggregated under the CEA and applicable exchange regulations for purposes of determining compliance with speculative position limits.

Unequal Allocation of the Partnership's Assets Among the Trading Strategies and Investment Programs

      The General Partner will allocate the Partnership's assets to investment programs that use unequal allocations among trading strategies. Reallocation of the Partnership's assets or selection of new investment programs or trading strategies may be made from time to time at the discretion of the General Partner. There can be no assurance that the current allocations will prove as successful as others that might have been made. Any given investment program or trading strategy may experience a high monthly rate of return but, as a result of particular allocations, may represent only a small percentage of the Partnership's net assets. In such case, the benefit to the Partnership as a whole from that investment program's or trading strategy's performance will be reduced because of the limited amount of equity available to that investment program or trading strategy. An investment program or trading strategy may incur losses in excess of the assets in that investment program's or trading strategy's sub-account. If this occurs, the funds may have to be reallocated among the investment programs or trading strategies, removing assets from the sub-accounts of more successful investment programs or trading strategies to pay losses incurred by the unsuccessful investment program or trading strategy. Any such reallocation will reduce the assets under profitable management, to the detriment of the account, and could disrupt the trading of those investment programs or trading strategies that had achieved profits for the account and increase the possibility that the Partnership and the Limited Partners will experience losses.

      Furthermore, there can be no assurance that the strategy of allocating the Partnership's assets among different trading strategies will not result in substantial opportunity costs to the Partnership, as assets may be allocated away from trading strategies which may be about to recover from a losing period to trading strategies which have been profitable but may be about to enter into a decline. The entry and exit from trading strategies can result in significant losses and missed profit opportunities for the Partnership and the Limited Partners which otherwise would have been avoided.

Trading on Exchanges Outside the United States

      The Partnership may engage in trading on commodity exchanges outside the United States. Trading on foreign exchanges is not regulated by the CFTC and may be subject to regulations which offer different or diminished protection in comparison to domestic exchanges and may involve certain risks not applicable to trading on United States exchanges. For instance, some foreign exchanges are "principals' markets" in which performance is not guaranteed by a clearing house or an exchange but is the responsibility only of the individual member with whom the trader has entered into a contract. In such a case, the Partnership will be subject to the risk of the inability of, or the refusal by, the counterparty to perform with respect to such contracts. Further, United States regulatory authorities may be unable to compel the enforcement of the rules of regulatory authorities or markets in non-United States jurisdictions where transactions for the Partnership may be effected. Moreover, trading on foreign markets will subject the Partnership's assets to risk of fluctuations in relevant foreign exchange rates and the possibility of exchange controls. Some foreign futures exchanges require margin for open positions to be converted to the home currency of the contract. Additionally, some brokerage firms have imposed this requirement for all foreign futures markets traded, whether or not it is required by a particular exchange. Whenever margin is held in a foreign currency, the Partnership is exposed to potential gains and losses if exchange rates fluctuate. The effect of currency fluctuations on performance records might be significant. Because these risks are not normally experienced on domestic exchanges, trading on foreign exchanges may result in greater losses to the Partnership and the Limited Partners than may be experienced if the Partnership traded only on domestic exchanges.

Reliance on the General Partner

      Limited partners will be relying entirely on the ability of the General Partner to select and monitor the trading strategies and investment programs for the Partnership and to allocate and reallocate the assets among trading strategies and investment programs. The selection by the General Partner of the current trading strategies and investment programs involved numerous considerations. The General Partner evaluated the performance records and other aspects of other trading strategies and investment programs (including the volatility of trading, commodities traded, amount of management and incentive fees normally received, personnel, amount of brokerage commissions generated, and amount of funds under management) and made certain subjective judgments in selecting the current trading strategies and investment programs on behalf of the Partnership. Although the General Partner has carefully weighed the noted factors in making its current selection, other factors not considered by the General Partner also may be important. In the future, the General Partner may choose to stop using one or more of the current trading strategies and investment programs, to change the allocation of the Partnership's assets among such trading strategies and investment programs, or to select additional trading strategies and investment programs for the Partnership, and similar factors will have to be considered by the General Partner at that time. There can be no assurance that the General Partner's decisions relating to the trading strategies and investment programs for the Partnership will not result in losses to the Partnership and the Limited Partners.

New Trading Strategies and Investment Programs

      In the future, the General Partner may designate additional or replacement trading strategies and investment programs to manage the assets of the Partnership. Upon selecting a new trading strategy or investment program, the General Partner may reallocate the Partnership's assets among the then current trading strategies and investment programs and the new trading strategy or investment program in such amounts as the General Partner may determine in its sole discretion. Any additional or replacement trading strategy or investment program may be selected without prior notice to or approval of the Limited Partners who will not have the opportunity to review the performance records of the newly designated trading strategy or investment program. However, the Limited Partners will be informed of the selection of a new trading strategy or investment program after such trading strategy or investment program has been chosen. No assurance can be given that such trading strategy or investment program will be successful under all or any market conditions or that such trading strategy or investment program will not result in diminished profits or greater losses to the Partnership and the Limited Partners.

Multiple Trading Strategies

      Each trading strategy within an investment program employed by the Advisor makes trading decisions independently of the other. Thus, there is the possibility that the Partnership could hold opposite positions in the same or similar Commodity Interest contracts at the same time or during the same period of time. There is also the possibility that each trading strategy may, from time to time, enter identical orders and thus compete for the same trades. Such competition could prevent orders from the Partnership from being executed at desired prices. There can be no assurance that the use of several different trading strategies will not effectively result in losses by certain of the trading strategies at virtually all times, offsetting any profits achieved by others. The Partnership's diversification of trading strategies, which is intended to reduce "down-side" risk while maintaining the ability to capitalize on profitable trends, may, in fact, have the opposite result, minimizing the Partnership's ability to exploit trending markets while failing to reduce exposure to significant losses, resulting in losses to the Partnership and the Limited Partners.

Experience of the General Partner; Reliance on Key Individuals

      The General Partner has operated only this commodity pool; however, the investment programs and trading strategies that are utilized by the Advisor to direct trading for the Partnership have been utilized to direct futures trading for other investors over varying periods of time. The success of the Partnership is dependent on the trading programs and strategies of the Advisor, which are executed by Mr. Philip Yang and Mr. Michael Gan. Mr. Yang is the sole shareholder of the Advisor; however, neither Mr. Yang or Mr. Gan has an employment agreement with the Advisor. If any of these individuals were to become unavailable, there may be no adequate replacement who could carry out their respective functions.

Past Results Are No Assurance of Future Performance

      The General Partner and the Advisor each caution prospective investors to take seriously the warning required by both the CFTC and the
NFA: PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. The General Partner and the Advisor each believe that such past performance may be of interest, but encourage investors to look at such information more as a statement of the Partnership's objectives than as any indication that such objectives will, in fact, be achieved. In fact, a significant amount of academic attention has focused on the fact that public futures funds more frequently than not underperform the past performance records included in the funds's prospectuses.

Termination of the Arrangements with the Advisor, the Advisor's Licensor and Commodity Brokers

      Upon the termination of the Advisory Agreement with the Advisor, the Advisor's licensing agreement or of any arrangements with the Partnership's commodity brokers, the General Partner must renegotiate or make such other arrangements for trading advisors, trading systems or brokerage services, as the case may be. No assurance is given that the services of the Advisor or the services of the commodity brokers will be available after the termination of any such agreements. The Advisor uses each of its five technical trading systems pursuant to an exclusive licensing agreement with Caxton Corporation. The licensing agreement for these systems will continue until December 31, 2001, and shall be renewed for successive one year terms unless either the Advisor or Caxton has given 90 days' notice to the other prior to such date of its intention not to renew. The licensing agreement may also be terminated in the case of an uncured material breach or in other extraordinary situations. There is no assurance that any of the five technical trading systems will be available, on an exclusive basis or otherwise, after termination of the licensing agreement, although the Advisor's discretionary trading approaches would remain available. In case of the termination of the Advisor's licensing agreement or of any agreements with the Advisor or the Partnership's commodity brokers, there is a possibility that the Partnership's assets would not be able to be traded as effectively, thereby increasing the possibility of losses being incurred by Partnership and the Limited Partners.

Limited Ability To Liquidate or Withdraw Investment in Limited Partnership Units

      There currently is no established public trading market for the Limited Partnership Units and the Partnership has no plans to register any of the Limited Partnership Units for resale. In addition, the Partnership Agreement contains certain restrictions on the transfer of Limited Partnership Units. As of the last day of any month, a Limited Partner may redeem all of its Limited Partnership Units on 10 days' prior written notice to the General Partner for an amount equal to the balance of such Limited Partner's book capital account as of the last day of any month, which amount could be less than a Limited Partner's initial investment. This limited ability to redeem Limited Partnership Units on a monthly rather than daily basis could prevent investors from withdrawing capital committed to the Partnership on a timely basis in order to take advantage of other, more favorable, investment opportunities.

Limited Partners Will Not Participate in Management

      Limited Partners are not entitled to participate in the management of the Partnership or in the conduct of its business. Any such participation could subject a Limited Partner to unlimited liability as a general partner.

Possibility of Taxation as a Corporation

      The General Partner has been advised by its counsel, Mayer, Brown & Platt, that in its opinion, under current federal income tax laws and regulations the Partnership will be classified as a partnership and not as an association taxable as a corporation, and that under current federal income tax laws the Partnership will not be taxed as a corporation under the provisions applicable to a so-called "publicly traded partnership." This status has not been confirmed by a ruling from, and such opinion is not binding upon, the Internal Revenue Service. No such ruling has been or will be requested. If the Partnership were taxed as a corporation for federal income tax purposes, income or loss of the Partnership would not be passed through to the limited partners, and the Partnership would be subject to tax on its income at the rates of tax applicable to corporations without any deductions for distributions to the Limited Partners. In addition, all or a portion of distributions made to Limited Partners could be taxable to the limited partners as dividends.

Automatic Termination

      The limited partnership interests are designed for investors who desire longer term investments. The Partnership will terminate on December 31, 2006, regardless of its financial condition at such time and will terminate automatically if there is a decline of greater than 50% in the Net Assets of the Partnership as of the end of any month from the Net Assets of the Partnership as of the beginning of the previous fiscal year of the Partnership. However, no assurance can be given to an investor as to the amount, if any, it will receive on such termination because the impossibility of executing trades under favorable conditions, as well as the expenses of liquidation, may completely deplete the Partnership's assets.

Absence of Certain Statutory Registrations

      Neither the General Partner nor the Partnership has registered as a securities investment company, or "mutual fund," which is subject to extensive regulation by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Partnership is, however, a "commodity pool" subject to regulation as such by the CFTC under the CEA. The General Partner and the Advisor each are registered with the CFTC as a CPO and a CTA and both are members of the NFA. In addition, the General Partner is registered as an introducing broker with the CFTC.

Exchanges of Futures for Physicals

      The Partnership may engage in exchanges of futures for physicals. An exchange of futures for physicals is a transaction permitted under the rules of many futures exchanges in which two parties holding futures positions may close out their positions without making an open, competitive trade on the exchange. Generally, the holder of a short futures position buys the physical commodity, while the holder of a long futures position sells the physical commodity. The prices at which such transactions are executed are negotiated between the parties. If the Partnership were prevented from such trading as a result of regulatory changes, the performance of the Partnership could be adversely affected, resulting in losses to Partnership and the Limited Partners.

Item 2.  Financial Information

Selected Financial Data

      Set forth below is certain selected historical financial data for the Partnership as of and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993. The selected historical financial data as of and for the years ended December 31, 1997 and 1996 were derived from the financial statements of the Partnership, which were audited by Deloitte & Touche LLP. The selected historical financial data as of and for the years ended December 31, 1995, 1994 and 1993 were derived from the financial statements of the Partnership, which were audited by Coopers & Lybrand LLP. The information set forth below should be read in conjunction with the Financial Statements and notes thereto contained elsewhere in this Registration Statement.

                   (in thousands, except amounts per Unit)


                                                Year Ended December 31,
                                     -----------------------------------------

                                      1997     1996     1995      1994     1993
                                      ----     ----     ----      ----     ----

Operations Data:
Realized Gains (Losses) on Closed    $(191)  $ 1,842    $ 768     $ 395  $  117
Positions

Net Change in Unrealized
  (Losses) Gains on Open Futures       897      (121)      24       (76)    136
  and Options Contracts

Interest Income                        767       339       87        31      28

Incentive Fees                         875       347      205        79      59

Brokerage Commissions (including
Clearing and Exchange Fees)            492       148       18        14      16

Management Fees                        266       101       29        18      19

Administrative Expenses                115        83       38        14      14

Net Income (Loss)                     (275)    1,379      587       223      72

Net Income (Loss) Per Unit of
Partnership Interest (for a Unit
Outstanding Throughout Each            105       326      920       514     262
Year)

Financial Condition Data:

Limited Partners' Capital          $17,529   $10,528   $2,839      $946    $903

General Partner's Capital              681       276       88        41      22

Partners' Capital (Net Asset        18,210    10,803    2,927       988     925
Value)

Total Assets                        18,545    11,344    3,281     1,035   1,028

Net Asset Value per Unit             3,481     3,376    3,050     2,130   1,616

Partnership Units Outstanding At     5,232     3,201      959       464     572
End of Period

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

         The success of the Partnership is dependent upon the ability of its advisor to generate trading profits through the speculative trading of Commodity Interests sufficient to produce capital payments after payment of all fees and expenses. Future results will depend in large part upon the Commodity Interests markets in general, the performance of its advisor, the amount of additions and redemptions and changes in interest rates. Due to the highly leveraged nature of the Partnership's trading activity, small price movements in Commodity Interests may result in substantial gains or losses to the Partnership. Because of the nature of these factors and their interaction, past performance is not indicative of future results. As a result, any recent increases in net realized or unrealized gains may have no bearing on any results that may be obtained in the future.

         The Partnership incurs substantial charges from the payment of brokerage commissions to the General Partner, payment of management and incentive fees to the Advisor, payment of management fees to the General Partner and administrative expenses. See "Business - Fees and Expenses." The Partnership is required to make substantial trading profits to avoid depleting and exhausting its assets from the payment of such fees and expenses.

         The futures markets are constantly changing in character and in degree of volatility. Although the Advisor has been the sole advisor trading on behalf of the Partnership since April 1991, the General Partner continues to evaluate and analyze from both quantitative and qualitative perspectives the ability of the Advisor to trade effectively on the Partnership's behalf in the context of the current market environment. The General Partner seeks to limit market and credit risks by monitoring daily income and margin levels. The General Partner also relies upon the risk management strategies inherent in the Advisor's trading programs. In the future, the General Partner may utilize additional strategies or appoint additional advisors to trade on behalf of the Partnership.

         Until the close of business on December 31, 1996, the assets of the Partnership were allocated for trading in Commodity Interests entirely to the Advisor's Primary Program. The Primary Program consists of the Argo, Vulcan and Siren computer-based, quantitative trading systems. As of January 1, 1997, the General Partner of the Partnership changed the allocation for trading in Commodity Interests to approximately one-half the Advisor's Primary Program and approximately one-half the Advisor's MTech Trading Approach. The MTech Trading Approach is a highly discretionary approach managed by Michael Y. Gan, the Executive Vice President of the Advisor. See "Business -- Trading Programs." The reasons for re-allocating approximately one-half of the Partnership's assets to the MTech Trading Approach were to further diversify the Partnership's investment methodologies and to reduce the Partnership's dependence on the success of computer-based, quantitative trading systems.

         Until the close of business of March 31, 1997, the Partnership paid commodity brokerage commissions to its clearing brokers on a per-trade basis. Effective April 1, 1997, the Partnership began paying to the General Partner a flat-rate monthly brokerage commission of 0.29% of the net asset value of the Partnership at the beginning of each month (a 3.5% annual rate). The General Partner pays from this amount all commission charges and fees with respect to the Partnership's trading in Commodity Interests. The flat-rate monthly commission is common among programs such as the Partnership, although the General Partner believes the rate charged the Partnership is lower than that of similar programs. The flat-rate monthly commission was implemented to shift the potential cost of the higher trading volume of the Mtech Trading Approach from the Partnership to the clearing brokers and to reduce the administrative costs of tracking the Partnership's trades.

         Effective July 28, 1997, FIMAT replaced Dean Witter Reynolds Inc. as one of the Partnership's clearing brokers as a result of the sale by Dean Witter Reynolds Inc. of its clearing business. FIMAT is an experienced global futures broker and has the backing of Societe Generale, which is one of the largest banks in the world. The Partnership continues to use Man as its other clearing broker. See "Business - The Commodity Brokers."
Results of Operations

         Trading in 1997 and 1996 did not offer the same opportunities for profits as had been experienced during 1995. The absence of trending markets as well as sharp reversals in market prices create difficult trading environments, especially for advisors, such as the Advisor, who utilize systematic trend-following trading methodologies. Profit opportunities tend to improve during periods when markets trend more consistently.

         Comparison of fiscal years ended December 31, 1997 and 1996
         -----------------------------------------------------------

         As of December 31, 1997, the net asset value of the Partnership was $18,210,184 compared to its net asset value of $10,803,324 at December 31, 1996. The Partnership's 1997 subscriptions and redemptions totaled $9,415,945 and $1,734,201, respectively, compared to $6,957,825 and
$460,574, respectively in 1996. For the year ended December 31, 1997, the Partnership had revenues comprised of $191,044 in realized losses on closed positions, $897,177 in net change in unrealized gains on open futures and options contracts and $766,517 in interest income. For that same period, the Partnership had expenses comprised of $874,575 in incentive fees, $491,880 in brokerage commissions (including clearing and exchange fees), $265,899 in management fees and $115,180 in administrative expenses. This resulted in the Partnership having a net loss of $274,884 for 1997. The significant increase in interest income, brokerage commissions, management fees and administrative fees were due to the significant increase in assets in the Partnership. Additionally, the 152% increase in incentive fees was attributable to increased trading profits on a larger asset base. As indicated above, effective January 1, 1997, the Partnership's assets were allocated approximately equally between the Advisor's Primary Program and the Advisor's MTech Trading Approach. During the year, the Partnership achieved small profits due to trends in the currency and soft markets, and had losses in financial instruments. The net asset value per Unit at December 31, 1997 increased 3.11% from $3,375.50 at December 31, 1996 to $3,480.50 at December 31,
1997.

         Comparison of fiscal years ended December 31, 1996 and 1995
         -----------------------------------------------------------

         As of December 31, 1996, the net asset value of the Partnership was $10,803,324, an increase of $7,876,641 from its net asset value of $2,926,683 at December 31, 1995. The Partnership's 1996 subscriptions and redemptions totaled $6,957,825 and $460,574, respectively. For the year ended December 31, 1996, the Partnership had revenues comprised of $1,841,818 in realized gains on closed positions, $121,198 in net change in unrealized losses on open futures and options contracts and $338,896 in interest income. For that same period, the Partnership had expenses comprised of $347,260 in incentive fees, $147,986 in brokerage commissions (including clearing and exchange fees), $101,446 in management fees and $83,434 in administrative expenses. This resulted in the Partnership having net income of $1,379,390 for 1996. Significant increases in interest income, management fees, brokerage commissions and administrative expenses were attributable to the large increase in assets in the Partnership during the year. The increase in assets was attributable primarily to the additional subscriptions to the Partnership during the year, and to a lesser extent, the increase from profitable trading. Additionally, the 69% increase in incentive fees was attributable to increased trading profits on a larger asset base. During fiscal year 1996, the Partnership's assets were allocated solely to the Advisor's Primary Program. During the year, the Advisor achieved profits on behalf of the Partnership as favorable price trends occurred in certain foreign financial futures, the energy sector and European currencies. The net asset value per Unit at December 31, 1996 increased 10.66% from $3,050.30 at December 31, 1995 to $3,375.50 at
December 31, 1996.

         Comparison of fiscal years ended December 31, 1995 and 1994
         -----------------------------------------------------------

         As of December 31, 1995, the net asset value of the Partnership was $2,926,683, an increase of $1,938,979 from its net asset value of $987,704 at December 31, 1994. The Partnership's 1995 subscriptions and redemptions totaled $1,424,985 and $73,300, respectively. For the year ended December 31, 1995, the Partnership had revenues comprised of $767,560 in realized gains on closed positions, $23,597 in net change in unrealized gains on open futures and options contracts and $86,743 in interest income. For that same period, the Partnership had expenses comprised of $205,375 in incentive fees, $17,926 in brokerage commissions (including clearing and exchange fees), $29,248 in management fees and $38,057 in administrative expenses. This resulted in the Partnership having net income of $587,294 for 1995. Significant increases in interest income, management fees and administrative fees were attributable to the large increase in assets in the Partnership during the year. However, brokerage commissions experienced only a modest increase as market conditions dictated less portfolio turnover. Incentive fees increased significantly as continued profitable trading occurred on a larger asset base. During fiscal year 1995, the Partnership's assets were allocated solely to the Advisor's Primary Program. During the year, the Advisor achieved profits on behalf of the Partnership as favorable price trends occurred in the U.S. and foreign financial sectors as well as in the currency markets. The net asset value per Unit at December 31, 1995 increased 43.23% from $2,129.58 at December 31, 1994 to $3,050.30 at
December 31, 1995.

Liquidity

         There currently is no established public trading market for the Limited Partnership Units and the Partnership has no plans to register any of the Limited Partnership Units for resale. In addition, the Partnership Agreement contains certain restrictions on the transfer of Limited Partnership Units. As of the last day of any month, a Limited Partner may redeem all of its Limited Partnership Units on 10 days' prior written notice to the General Partner for an amount equal to the balance of such Limited Partner's book capital account as of the last day of any month. See "Description of Registrant's Securities to be Registered--Redemption."

         In general, the Advisor will trade only those Commodity Interests that have sufficient liquidity to enable it to enter and close out positions without causing major price movements. Notwithstanding the foregoing, most United States commodity exchanges limit the amount by which certain commodities may move during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Pursuant to such regulations, no trades may be executed on any given day at prices beyond daily limits. The price of a futures contract occasionally has moved the daily limit for several consecutive days, with little or no trading, thereby effectively preventing a party from liquidating his position. While the occurrence of such an event may reduce or eliminate the liquidity of a particular market, it will not eliminate losses and may in fact substantially increase losses because of his inability to liquidate unfavorable positions. In addition, if there is little or no trading in a particular futures or forward contract that the Partnership is trading, whether such illiquidity is caused by any of the above reasons or otherwise, the Partnership may be unable to liquidate its position prior to its expiration date, thereby requiring the Partnership to make or take delivery of the underlying interests of the commodity investment.

         The Partnership's trading may also be affected by the various conflicts of interest among the Partnership, the General Partner, the Advisor and the clearing brokers. "Business--Conflicts of Interest."

Capital Resources

         The Partnership's capital resources are dependent upon three factors: (a) the trading profit or loss generated by its advisor (including interest income); (b) the money invested or redeemed by the Limited Partners; and (c) capital invested or redeemed by the General Partner. The General Partner has maintained, and has agreed to maintain, at all times, a capital account in such amount as is necessary for the General Partner to maintain a one percent (1%) interest in the capital, income and losses of the Partnership. All capital contributions by the General Partner necessary to maintain such interest capital account balance are evidenced by Units of general partnership interest, each of which shall have an initial value equal to the net asset value per Unit at the time of such contribution. The General Partner in its sole discretion, may withdraw any excess above its required capital contribution without notice to the Limited Partners. The General Partner, in its sole discretion, may also contribute any greater amount to the Partnership, for which it shall receive additional Units of general partnership interest at the then-current net asset value.

Item 3.  Properties

         The Partnership does not own or lease any physical properties. The Partnership's office is located within the office of the General Partner, at 4 Benedek Road, Princeton, New Jersey 08540.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

         As of December 31, 1997, approximately 5,232.0597 Partnership Units were held by 232 Limited Partners and the General Partner. The following table sets forth certain information as of December 31, 1997 with respect to each person known to the Partnership to beneficially own more than 5% of the outstanding Partnership Units.


Name and Address                     Number of Limited        Percent of Total
of Beneficial Owner                  Partnership Units        Partnership Units
-------------------                  ------------------       -----------------

Gunster, Yoakley, Valdes-               288.288                  5.51%
Fauli & Stewart, P.A., QPM Trust
777 South Flager Drive
Suite 500 East
West Palm Beach, FL 33401

PY Family L.P.                          291.006                  5.56%
101 Morgan Lane, Suite 180
Plainsboro, NJ 08536

James O. Welch, Jr.                     368.975                  7.05%
200 DeForest Avenue
East Hanover, NJ 07936


         The Partnership has no directors or officers. The General Partner manages and conducts the business of the Partnership. As of December 31, 1997, the General Partner owned approximately $681,000 of general partner interests in the Company, or 195.63 Partnership Units, representing approximately 3.74% of the total outstanding Partnership Units, and also beneficially owned 20.34 Limited Partnership Units. The General Partner is owned entirely by Robert L. Lerner and trusts for the benefit of him and his family.

Item 5.       Directors and Executive Officers

         The Partnership has no directors or officers. The General Partner, Ruvane Investment Corporation, manages and conducts the business of the Partnership. The General Partner was incorporated as is a Delaware corporation incorporated in January 1990, is and has been registered with the CFTC as a CPO since August 8, 1995; as a CTA since January 12, 1990, and as an introducing broker since May 8, 1995. The General Partner is a member of the NFA.

         Robert L. Lerner is the principal of the General Partner. Mr. Lerner has been the Director and President of the General Partner since its formation. Mr. Lerner was the sole general partner and CPO of the Partnership since its inception until November 1995, at which time he transferred and assigned his general partnership interest to the General Partner, and had been individually registered with the CFTC as a CPO and a CTA since October 1984. Mr. Lerner is currently registered as a principal and an associated person of the General Partner. Mr. Lerner had been a sole proprietor providing consulting and marketing services to CTAs from January 1992 to January 1996, at which time he transferred his operations to the General Partner, which continues to provide such services. From May 1988 until January 1992, Mr. Lerner was senior vice president and director of Mount Lucas Management Corporation, an investment advisory firm he co-founded, which specializes in futures investment programs for institutional investors. From July 1985 to May 1988, Mr. Lerner was employed by Commodities Corporation (U.S.A.) N.V., a leading commodity trading advisory firm. Mr. Lerner also has practiced commodities and securities law. Mr. Lerner has a J.D. degree from Boston University Law School and a B.A. degree from Cornell University.

         The General Partner has selected Willowbridge Associates Inc. as the Partnership's trading advisor. The trading principals of the Advisor are Philip L. Yang and Michael Y. Gan.

         Philip L. Yang has been the sole shareholder, Director and President of the Advisor since September 1, 1992, and also held those positions from the time he formed the Advisor in January 1988 through September 1989. Mr. Yang is registered as an associated person of the Advisor. He is individually registered pursuant to the CEA as a CPO and a CTA and is a member of the NFA in such capacities. He is also a principal and an associated person of Doublewood, Inc. ("Doublewood") and Union Spring Asset Management, Inc. ("Union Spring"), entities which are registered as CPOs and CTAs and are NFA members affiliated with the Advisor. From 1983 through August 1988 and from October 1989 through August 1992, Mr. Yang was a Senior Vice President at Caxton Corporation, a commodity trading advisory firm, serving initially as Director of Research, where his research concentration was in the development and application of computerized trading models for a broad range of financial markets, and later as Director of Commodity Trading. Mr. Yang obtained a bachelor's degree with honors from the University of California at Berkeley, where he was inducted into Phi Beta Kappa. He received his master's degree from the Wharton School of the University of Pennsylvania. He co-authored with Richard G. Faux, Jr. "Managed Futures: The Convergence with Hedge Funds," a chapter in Evaluating and Implementing Hedge Fund Strategies, a book published in 1996 by Euromoney Publications.

         Michael Y. Gan has been the Executive Vice President of the Advisor since September 1, 1992. Mr. Gan is registered as an associated person of the Advisor. He is individually registered pursuant to the CEA as a CPO and a CTA and is a member of the NFA in such capacities. He is also a principal and an associated person of Doublewood and Union Spring. Mr. Gan was the sole shareholder, Director and President of the Advisor from October 1989 through August 1992. From 1983 to October 1989, he worked in the foreign exchange trading group at Marine Midland Bank in New York. In this capacity, Mr. Gan was responsible for research into technical analysis, as well as proprietary trading for the firm in both currency futures and options. He had been promoted to Assistant Vice President prior to his resignation. Mr. Gan graduated summa cum laude from the University of the Philippines with a B.S. in Chemical Engineering and subsequently graduated with honors from the Wharton School of the University of Pennsylvania with an M.B.A. in Finance.

Item 6.  Executive Compensation

         The Partnership has no directors or executive officers. The General Partner manages and conducts the business of the Partnership. The General Partner receives management and other fees from the Partnership. See "Business -- Fees and Expenses."

Item 7.  Certain Relationships and Related Transactions

         The General Partner manages and conducts the business of the Partnership. To compensate the General Partner for its management of the Partnership, its monitoring of the Advisor's portfolio and its assumption of the financial burden of operating the Partnership, the General Partner receives management and other fees from the Partnership. See "Business -- Fees and Expenses." For the years ended December 31, 1997, 1996 and 1995, the General Partner received a management fee from the Partnership pursuant to the Partnership Agreement in the amounts of $108,033, $29,267 and $9,877, respectively. For the years ended December 31, 1997, 1996 and 1995, the General Partner received administrative charges from the Limited Partners pursuant to the Partnership Agreement in the amount of $89,991, $68,094 and $13,150, respectively. For the year ended December 31, 1997, the General Partner received $421,951 in brokerage commissions from the Partnership. For the years ended December 31, 1996 and 1995, the General Partner received no brokerage commissions from the Partnership.

Item 8.  Legal Proceedings

         There are no pending legal proceedings to which the Partnership or the General Partner is a party or to which any of their assets are subject.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         There currently is no established public trading market for the Limited Partnership Units. As of December 31, 1997, approximately 5,232.060 Partnership Units were held by 232 Limited Partners and the General Partner.

          Following the effectiveness of this Registration Statement, all of the Limited Partnership Units will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold unless registered under the Securities Act or sold in accordance with an exemption therefrom, such as Rule 144. The Partnership has no plans to register any of the Limited Partnership Units for resale. In addition, the Partnership Agreement contains certain restrictions on the transfer of Limited Partnership Units. See "Description of the Registrant's Securities to be Registered."

         Pursuant to the Partnership Agreement, the General Partner has the sole discretion to determine whether distributions (other than on redemption of Limited Partnership Units), if any, will be made to partners. The Partnership has never paid any distributions and does not anticipate paying any distributions to partners in the foreseeable future.

Item 10.    Recent Sales of Unregistered Securities

         From January 1, 1995 through December 31, 1997, a total of 5,430.82 Partnership Units were sold for the aggregate net subscription amount of $17,798,881. Details of the sale of these Partnership Units are as follows:

Date of Sale                                        Price of Units
------------                                        --------------
1/1/95                                                 -0-
2/1/95                                                 $94,125
3/1/95                                                 -0-
4/1/95                                                 $100,000
5/1/95                                                 $62,579
6/1/95                                                 $190,000
7/1/95                                                 $125,000
8/1/95                                                 $200,949
9/1/95                                                 $85,000
10/1/95                                                $200,000
11/1/95                                                $107,455
12/1/95                                                $250,000
1/1/96                                                 $369,267
2/1/96                                                 $564,652
3/1/96                                                 $1,110,911
4/1/96                                                 $622,250
5/1/96                                                 $1,663,701
6/1/96                                                 $496,175
7/1/96                                                 $334,460
8/1/96                                                 $378,185
9/1/96                                                 $344,678
10/1/96                                                $753,485
11/1/96                                                $133,643
12/1/96                                                $186,419
1/1/97                                                 $418,033
2/1/97                                                 $314,060
3/1/97                                                 $1,286,300
4/1/97                                                 $380,930
5/1/97                                                 $1,024,322
6/1/97                                                 $821,166
7/1/97                                                 $556,729
8/1/97                                                 $1,081,465
9/1/97                                                 $1,076,930
10/1/97                                                $612,432
11/1/97                                                $391,193
12/1/97                                                $1,452,387

         Investors in the Partnership who subscribed through a selling agent may have been charged a sales commission at a rate negotiated between such selling agent and the investor, which sales commission in no event exceeded 4% of the subscription amount.

         All of the sales of Partnership Units were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Item 11.  Description of the Registrant's Securities to be Registered

         The following description of the Limited Partnership Units is subject to the detailed provisions of the Partnership Agreement, a copy of which has been filed as an exhibit to this Registration Statement.

Nature of the Partnership Interests

         The securities to be registered under this Registration Statement are Limited Partnership Units. The rights of the Limited Partners are governed by the Delaware Revised Uniform Limited Partnership Act (the "Act") and the Partnership Agreement. The aggregate amount of Partnership Units that may be issued under the Partnership Agreement is $100,000,000. Limited Partners shall not be liable for the obligations of the Partnership, except as provided under the Act. No Limited Partner shall have any right to demand the return of his capital contributions or any profits added thereto, except upon the termination and dissolution of the Partnership or upon the redemption thereof in accordance with the Partnership Agreement. In no event shall a Limited Partner be entitled to demand or receive property other than cash.

Management of Partnership

         The General Partner, to the exclusion of all Limited Partners, shall conduct and manage the business of the Partnership. Limited Partners who participate in the management of the Partnership may lose their limited liability for obligations of the Partnership.

Term of Partnership

         The term of the Partnership shall end upon the first to occur of the following: (1) December 31, 2006; (2) withdrawal, insolvency or dissolution of the General Partner; (3) a decline of greater than 50% in the Net Assets of the Partnership as of the end of any month after the commencement of trading, from the Net Assets of the Partnership as of the beginning of each fiscal year (with appropriate adjustments for additions or redemptions as consistently computed by the General Partner); or (4) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued.

Redemptions

         Upon ten days' written notice, a Limited Partner may require the Partnership to redeem all or part of his interest in the Partnership effective as of the close of business on the last day of any calendar month at the net asset value thereof on such date. Notwithstanding the above, the General Partner may in its sole discretion and on ten days' prior notice cause the redemption of a Limited Partner's interest in the Partnership.

Withdrawal of Partners

         The Partnership shall terminate and be dissolved upon the withdrawal, insolvency or dissolution of the General Partner. The General Partner shall not withdraw from the Partnership without giving the Limited Partners 45 days' prior written notice. The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner shall not terminate or dissolve the Partnership, and such Limited Partner, his estate, custodian or legal representative shall have no right to withdraw or value such Limited Partner's interest in the Partnership, except upon redemption thereof in accordance with the Partnership Agreement.

Distributions

         The General Partner has the sole discretion in determining whether distributions (other than on redemption of Limited Partnership Units), if any, will be made to partners. All distributions shall be pro rata in accordance with the respective book capital accounts of the partners.

Additional Partners and Transfers of Units

         The General Partner may, in its discretion, offer and sell additional Limited Partnership Units. The General Partner may also consent to and admit any assignee of Limited Partnership Units as a substituted Limited Partner. Any transfer, assignment, pledge or encumbrance of the Limited Partnership Units shall be effective as of the end of the month in which it is made; however, no transfer, assignment, pledge or encumbrance of any Limited Partnership Unit shall be effective unless the General Partner has received at least 20 days' prior written notice thereof.

Amendments

         Amendments to the Partnership Agreement may be proposed by the General Partner or by Limited Partners owning not less than 10% of the then outstanding Limited Partnership Units (not including any Limited Partnership Units held by the General Partner). The approval of a majority of the then outstanding Limited Partnership Units (not including any Limited Partnership Units held by the General Partner) shall be required to pass an amendment. In addition, the Partnership Agreement may be amended by the General Partner upon 30 days' prior notice to each Limited Partner in certain limited circumstances.

Item 12.  Indemnification of Directors and Officers

         The Partnership has no officers or directors and is managed by its General Partner, Ruvane Investment Corporation. The Partnership Agreement provides that the General Partner and its affiliates will be indemnified and held harmless from and against any loss, liability, damage, cost or expense (including legal fees and expenses incurred in defense of any demands, claims or lawsuits) actually and reasonably incurred arising from actions or omissions concerning the business or activities undertaken by or on behalf of the Partnership from any source including, without limitation, any demands, claims or lawsuits initiated by a Limited Partner, if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding, or claim is based were for a purpose reasonably believed to be in, or not opposed to, the best interests of the Partnership and were not (i) in violation of federal or state securities laws, (ii) performed or omitted as a result of intentional or criminal wrongdoing or gross negligence or willful misconduct or (iii) in violation of the General Partner's fiduciary obligations to the Partnership. Rights to indemnification and payment of legal fees and expenses will not be affected in the event of the termination of the Partnership or the withdrawal, dissolution or insolvency of the General Partner.

Item 13.  Financial Statements and Supplementary Data

         The Partnership's financial statements, together with the auditors' reports thereon, appearing on pages F-1 through F-17 hereof, are incorporated herein by reference.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         On April 23, 1996, the General Partner engaged the accounting firm of Deloitte & Touche LLP as the Partnership's independent accountants and dismissed Coopers & Lybrand LLP, the Partnership's former independent accountants, in connection with the audit of the Partnership's fiscal 1996 financial statements. Coopers & Lybrand LLP did not resign and did not decline to stand for re-election. The report of Coopers & Lybrand LLP on the Partnership's financial statements as of and for the year ended December 31, 1995 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During 1995 and the interim 1996 period prior to the engagement of new independent accountants, there were no disagreements with Coopers & Lybrand LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Coopers & Lybrand LLP, would have caused it to make a reference to the subject matter thereof in its report. During 1995 and the 1996 interim period prior to the engagement of Deloitte & Touche LLP, there were no consultations with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Partnership's financial statements.

Item 15.  Financial Statements and Exhibits

         (a) See the Index to Financial Statements, which is incorporated herein by reference.

         (b) See the Index to Exhibits, which is incorporated herein by reference.

                               SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 6th day of March, 1998.


                                            THE WILLOWBRIDGE FUND, L.P.

                                            By: Ruvane Investment Corporation
                                            Its: General Partner


                                                By: /s/Robert L. Lerner
                                                    Robert L. Lerner, President

                         INDEX TO FINANCIAL STATEMENTS


-------------------------------------------------------------------------------

                                                                       PAGE

INDEPENDENT AUDITORS' REPORT FOR THE YEARS ENDED
DECEMBER 31, 1997 and 1996                                              F-2

INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED
DECEMBER 31, 1995                                                       F-3

FINANCIAL STATEMENTS OF THE PARTNERSHIP:

         Statements of Financial Condition as of
         December 31, 1997 and 1996                                     F-4

         Statements of Income for the Years Ended
         December 31, 1997, 1996 and 1995                               F-5

         Statements of Changes in Partners' Capital for the
         Years Ended December 31, 1997, 1996 and 1995                   F-6

         Notes to Financial Statements                                  F-7

FINANCIAL STATEMENTS OF THE GENERAL PARTNER:

         Independent Auditors' Report for the Year Ended
         December 31, 1997                                              F-13

         Statement of Financial Condition for the Year Ended
         December 31, 1997                                              F-14

         Notes to Financial Statements                                  F-15

INDEPENDENT AUDITORS' REPORT

To the Partners of
The Willowbridge Fund L.P.

We have audited the accompanying statements of financial condition of The Willowbridge Fund L.P. (the "Partnership") as of December 31, 1997 and 1996, and the related statements of income and changes in partners' capital for the years then ended. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Willowbridge Fund L.P. as of December 31, 1997 and 1996, and the results of its operations for the years then ended, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE, LLP



New York, New York
February 17, 1998

Coopers & Lybrand LLP
REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
The Willowbridge Fund L.P.:

We have audited the accompanying statements of income and changes in partners' capital of the Willowbridge Fund L.P., for the year ended December 31, 1995. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with general accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, results of operations of The Willowbridge Fund L.P. for the year ended December 31, 1995, in conformity with generally accepted account principles.

COOPERS & LYBRAND, LLP


Princeton, New Jersey
February 23, 1996.


THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1997 AND 1996



                                                                                       1997                   1996
ASSETS
EQUITY IN COMMODITY FUTURES TRADING
ACCOUNT:
   Due from broker                                                                    $16,852,793         $11,176,071
   Net unrealized appreciation on open futures contracts                                  176,197                -
   Net unrealized appreciation on open forward contracts                                  632,123              24,859
   Options at fair value (cost of $327,109 and $0 at
       December 31, 1997 and 1996, respectively)                                          440,825                 -
                                                                                   --------------          ----------

                                                                                       18,101,938          11,200,930

ACCOUNTS RECEIVABLE                                                                        18,574                  50

SUBSCRIPTIONS RECEIVABLE                                                                  100,000                   -

CASH IN BANK                                                                              324,479             143,417
                                                                                   --------------         -----------

TOTAL ASSETS                                                                         $ 18,544,991         $11,344,397
                                                                                     ============         ===========

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
   Advanced subscriptions                                                           $     177,378       $     128,000
   Due to partners                                                                         89,875                -
   Accrued management fees                                                                 42,883              26,789
   Other accrued expenses                                                                  24,200              20,465
   Accounts payable                                                                           471               3,666
   Accrued incentive fees                                                                     -               347,260
   Redemptions payable                                                                        -                10,000
   Accrued commissions                                                                        -                 4,893
                                                                                         --------             -------
                                                                                          334,807             541,073
                                                                                         ---------         ----------

PARTNERS' CAPITAL:
   Limited partners (5,036.432973 and 3,118.841385 fully                               17,529,305          10,527,614
       redeemable units, respectively)
   General partner (195.626712 and 81.669361 units,                                       680,879             275,710
                                                                                   --------------        ------------
   respectively)
                                                                                       18,210,184          10,803,324
                                                                                    -------------         -----------

TOTAL LIABILITIES AND PARTNERS' CAPITAL                                            $   18,544,991        $ 11,344,397
                                                                                      ===========         ===========

NET ASSET VALUE PER UNIT                                                          $      3,480.50       $    3,375.50
                                                                                  ===============       =============

See notes to financial statements.




                                                       F- 4




THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                                                               1997               1996             1995
REVENUE:
   Gains (losses) on trading of commodity futures, forward and options:
   Realized (losses) gains on closed positions                             $(191,044)         $1,841,818        $ 767,560
   Net change in unrealized gains (losses) on open
     futures, forward and options contracts                                   897,177          (121,198)           23,597
                                                                            ---------       ------------       ----------


       Total trading profits                                                  706,133          1,720,620          791,157

   Interest income                                                            766,517            338,896           86,743
                                                                          -----------        -----------         --------

       Total revenues                                                       1,472,650          2,059,516          877,900
                                                                         ------------       ------------         --------

EXPENSES:
   Incentive fees                                                             874,575            347,260          205,375
   Brokerage commissions (includes clearing and
    exchange fees of $26,366, $19,388 and $2,640
    in 1997, 1996 and 1995)                                                   491,880            147,986           17,926
   Management fees                                                            265,899            101,446           29,248
   Administrative expenses                                                    115,180             83,434           38,057
                                                                             --------        -----------          -------

       Total expenses                                                       1,747,534            680,126          290,606
                                                                            ---------        -----------        ---------

   NET (LOSS) INCOME                                                      $ (274,884)        $ 1,379,390        $ 587,294
                                                                          ===========        ===========        =========

   NET (LOSS) INCOME:
     Limited partners                                                    $  (273,844)        $ 1,340,030        $ 563,703
                                                                         ============        ===========        =========

     General partner                                                    $     (1,040)       $     39,360       $   23,591
                                                                        =============       ============       ==========

   NET INCOME PER UNIT                                                $           105     $          326     $        920
                                                                       ==============      =============      ===========

See notes to financial statements.




                                                       F- 5



THE WILLOWBRIDGE FUND L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                       General Partner                             Limited Partners                    Total
                                                                                                                    Partners'
                                                                                                                      Capital
                                    Units                Amount           Units                     Amount
PARTNERS' CAPITAL,
  JANUARY 1, 1995                19.362231            $  41,272           444.439414             $ 946,432         $  987,704
   Additions                      9.454960               23,077           514.138294             1,401,908          1,424,985
   Redemptions                        -                    -              (27.922535)              (73,300)           (73,300)
   Net income                         -                  23,591             -                      563,703            587,294
                          -----------------         -----------      ---------------            ----------         ----------

PARTNERS' CAPITAL,
  DECEMBER 31, 1995              28.817191               87,940           930.655173             2,838,743          2,926,683
   Additions                     52.852170              148,410         2,339.764026             6,809,415          6,957,825
   Redemptions                       -                    -              (151.577814)             (460,574)          (460,574)
   Net income                        -                   39,360             -                    1,340,030          1,379,390
                          ----------------         ------------     ----------------           -----------        -----------
PARTNERS' CAPITAL,
  DECEMBER 31, 1996              81.669361              275,710         3,118.841385            10,527,614         10,803,324
   Additions                    113.975351              406,274         2,404.771532             9,009,671          9,415,945
   Redemptions                  (0.018000)                 (65)         (487.179944)           (1,734,136)        (1,734,201)
   Net loss                        -                    (1,040)             -                    (273,844)          (274,884)
                             -------------        -------------      ---------------        --------------      -------------
PARTNERS' CAPITAL,
  DECEMBER 31, 1997             195.626712             $680,879         5,036.432973           $17,529,305        $18,210,184
                                ==========             ========          ============        ===========          ===========
See notes to financial statements.


THE WILLOWBRIDGE FUND L.P.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.    PARTNERSHIP ORGANIZATION

   The Willowbridge Fund L.P. (the "Partnership"), a Delaware limited partnership, was organized on January 24, 1986. The Partnership is engaged in the speculative trading of commodity futures contracts, options on commodities or commodity futures contracts and forward contracts. The General Partner is registered as a Commodity Pool Operator and a Commodity Trading Advisor ("CTA") with the Commodity Futures Trading Commission. The General Partner is required by the Limited Partnership Agreement, as amended and restated (the "Agreement") to contribute an amount equal to one percent of the aggregate capital raised by the Partnership. The Agreement requires that all subscriptions are subject to a one percent administrative charge payable to the General Partner.

   The Partnership shall end on December 31, 2006 or earlier upon withdrawal, insolvency or dissolution of the General Partner or a decline of greater than fifty percent of the net assets of the Partnership as defined in the Agreement, or the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued.

2.    SIGNIFICANT ACCOUNTING POLICIES

   Due from Broker - Due from broker represents cash required to meet margin requirements and excess funds not required for margin which are typically invested in 30-day commercial paper and U.S.
   treasury bills by the broker.

   Revenue Recognition - Commodity futures, options and forward contract transactions are recorded on the trade date and open contracts are reflected in the financial statements at their fair value on the last business day of the reporting period. The difference between the original contract amount and fair value is reflected in income as an unrealized gain or loss. Fair value is based on quoted market prices. All commodity futures, options and forward contracts and financial instruments are reflected at fair value in the financial statements.

   Commissions - Prior to March 31, 1997, commission charges to open and close contracts were expensed at the time the contract positions were opened. Commencing April 1, 1997, commission charges were based on a percentage of the net asset value of the fund at the beginning of the month. As of December 31, 1997, the commission rate charged was 3.5 percent annually of the net asset value of the fund.

   Statement of Cash Flows - The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial
   Accounting Standard No. 102, Statement of Cash Flows Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.

   Allocation of Profits (Losses) and Fees - Net realized and unrealized trading gains and losses, interest income and other operating income and expenses are allocated to the partners monthly in proportion to their capital account balance, as defined in the Agreement.

   The General Partner, Ruvane Investment Corporation ("Ruvane"), was paid a management fee equal to one percent of the net assets of the Partnership (as defined in the Agreement) as of the last day of the previous fiscal year-end. Such fees amounted to $108,033, $29,267 and $9,877 in 1997, 1996 and 1995, respectively.

   Willowbridge is entitled to an incentive fee based on an increase in the adjusted net asset value of the allocated assets of the Partnership. The CTA receives 25% of any new profits, as defined in the Agreement. The term "new profits" is defined as the increase, if any, in the adjusted net asset value of the allocated assets. In addition, the Partnership pays a quarterly management fee of 0.25% (1% per year) of the net asset value of the Partnership to Willowbridge.

   Willowbridge rebates to the Partnership the incentive and management fees incurred by certain partners including Willowbridge employees who are also limited partners in the Partnership. Incentive and management fees are presented in the Partnership's financial statements gross of any amounts rebated by Willowbridge. The rebate to the Partnership is recorded on the Partnership's financial statements as a capital contribution. The incentive and management fees rebated to these partners in 1997, 1996 and 1995 were $116,051, $37,049 and $100,106, respectively.

   Administrative Expenses - Administrative expenses include professional fees, bookkeeping costs and other charges such as registration fees, printing costs and bank fees.

   Income Taxes - Income taxes have not been provided in the accompanying financial statements as each partner is individually liable for taxes, if any, on their share of the Partnership's profits.

   Redemptions - Limited partners may redeem some or all of their units at Net Asset Value per unit as of the last business day of each month on at least ten days written notice to the General Partner.

   Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   The Partnership trades futures, options on futures and forward contracts and forward contracts in currencies and a wide range of commodities. The Partnership's trading results by market sector were as follows:


                                                                                  1997

                                                                           Net Change In
                                         Net Realized                     Unrealized                       Total Trading
                                         Gains/(Losses)                   Gains/(Losses)                   Gains/(Losses)
Currencies                              $    948,382                    $    257,013                      $ 1,205,395
Tropical products                          1,355,445                      (2,718,450)                      (1,363,005)
Metals                                      (357,317)                         90,419                         (266,898)
Financials                                (2,484,554)                      1,911,786                         (572,768)
Grains                                       893,714                         (91,032)                         802,682
Energies                                    (563,709)                      1,631,394                        1,067,685
Livestock                                   (474,885)                       (183,953)                        (658,838)
                                           ---------                        ---------                       ----------

                                            (682,924)                        897,177                          214,253

Brokerage commissions                        491,880                            -                             491,880
                                            ---------                     ------------                      -----------
                                         $  (191,044)                    $   897,177                       $  706,133
                                          ==========                      ==========                       ==========



                                                                                1996


                                                                            Net Change In
                                              Net Realized                    Unrealized                        Total Trading
                                             Gains/(Losses)                 Gains/(Losses)                     Gains/(Losses)
Currencies                                           $    277,576                 $     34,454                    $   312,030
Tropical products                                       (307,735)                     (11,295)                      (319,030)
Metals                                                  (189,357)                       13,117                      (176,240)
Financials                                              1,338,387                    (155,123)                      1,183,264
Grains                                                   (94,788)                    (111,352)                      (206,140)
Energies                                                  734,349                       25,971                        760,320
Livestock                                                (64,600)                       83,030                         18,430
                                                         --------                     --------                      ---------
                                                        1,693,832                    (121,198)                      1,572,634

Brokerage commissions                                     147,986                       -                             147,986
                                                     ------------                 ------------                    -----------
                                                     $  1,841,818                 $  (121,198)                    $ 1,720,620
                                                     ============                 ============                    ===========




                                                                                   1995


                                                                                    Net Change In
                                                    Net Realized                     Unrealized                        Total Trading
                                                   Gains/(Losses)                  Gains/(Losses)                     Gains/(Losses)
Currencies                                             $  312,935                     $  19,886                    $   332,821
Tropical products                                        (43,386)                      (57,754)                      (101,140)
Metals                                                   (37,064)                      (28,346)                       (65,410)
Financials                                                463,868                        33,232                        497,100
Grains                                                     22,654                        52,166                         74,820
Energies                                                   22,926                        24,904                         47,830
Livestock                                                   7,701                      (20,491)                       (12,790)
                                                         --------                     ---------                     ----------

                                                          749,634                        23,597                        773,231

Brokerage commissions                                      17,926                        -                              17,926
                                                        ---------                  ------------                      ---------
                                                       $  767,560                     $  23,597                      $ 791,157
                                                       ==========                  ============                      =========


Market Risk - Derivative financial instruments involve varying degrees of off-balance sheet market risk whereby changes in the level of volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements in excess of the amounts recognized in the statements of financial condition. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

Fair Value - The derivative instruments used in the Partnership's trading activities are marked to market with the resulting unrealized profit (loss) recorded in the Statements of Financial Condition and the related profit
(loss) reflected in trading revenues in the Statements of Operations.

The contract/notional values of open contracts as of December 31, 1997 and 1996 by market sector were as follows:



                                                  1997                                              1996
                             --------------------------------------------             ---------------------------------
                                    Commitment to                                     Commitment to
                                      Purchase               Commitment to               Purchase              Commitment to
                                      (Futures,              Sell (Futures,             (Futures,              Sell (Futures,
                                     Options and              Options and              Options and              Options and
                                      Forwards)                Forwards)                Forwards)                Forwards)
Currencies                          $   2,838,598              $ 30,817,325             $  4,226,550             $ 13,217,600
Tropical products                       8,247,005                    -                     2,109,224                1,928,980
Metals                                  3,914,475                    15,275                1,435,875                  716,680
Financials                            182,973,076                 5,167,348               42,352,335                3,802,414
Grains                                  5,964,255                     -                    1,105,450                    -
Energies                                   39,240                   883,050                3,170,033                    -
Livestock                               2,031,040                    11,960                1,602,050                    -
                                    -------------                ----------            -------------           ---------------

                                    $ 206,007,689              $ 36,894,958             $ 56,001,517             $ 19,665,674
                                     ============                ==========              ===========               ==========


Substantially all of the Partnership's derivative financial instruments outstanding expire within 90 days.

Credit Risk - Futures and forwards are contracts for delayed delivery of financial interests in which the seller agrees to make delivery at a specified future date of a specified financial instrument at a specified price or yield. Risk arises from changes in the market value of the underlying instruments and with respect to forward contracts, from the possible inability of counterparties to meet the terms of the contracts. Credit risk due to counterparty nonperformance associated with these instruments is the net unrealized gain, if any, included in the statements of financial condition.

The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearing house arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. At December 31, 1997 and 1996, one hundred percent of the open contracts were exchange traded.

4.    TRADING ACTIVITIES

The Partnership was formed for the purpose of trading contacts in a variety of commodity interests. The results of the Partnership's trading activity are shown in the statement of income and expenses.

Management of the Partnership receives fair value information regarding open commitments to purchase and sell commodity interests on a monthly basis. The average fair value of all commodity interests owned by the Partnership during years 1997 and 1996 based on a monthly calculation by market sector was as follows:




                                                 1997                                               1996
                           -----------------------------------------------               ----------------------------------
                                    Commitment to                                     Commitment to
                                      Purchase               Commitment to               Purchase              Commitment to
                                      (Futures,              Sell (Futures,             (Futures,              Sell (Futures,
                                     Options and              Options and              Options and              Options and
                                      Forwards)                Forwards)                Forwards)                Forwards)
Currencies                             $ (32,590)                 $ 346,245               $   85,018                $ 119,393
Tropical products                          81,606                       220                 (32,375)                  (5,112)
Metals                                     27,560                    28,062                  (1,263)                    5,840
Financials                                205,594                  (56,679)                  251,620                   15,832
Grains                                    150,668                     7,559                 (23,944)                     -
Energies                                   11,089                    13,419                   38,497                     -
Livestock                                (22,725)                     7,802                   20,172                     -
                                         --------                   -------                ---------               ----------

                                        $ 421,202                 $ 346,628                $ 337,725                $ 135,953
                                          =======                   =======                 ========                  =======



The fair value of these commodity interests, including options thereon, at December 31, were as follows:

[CAPTION]

                                                     1997                                               1996
                               -----------------------------------------------            -------------------------------
                                    Commitment to                                     Commitment to
                                      Purchase               Commitment to               Purchase              Commitment to
                                      (Futures,              Sell (Futures,             (Futures,              Sell (Futures,
                                     Options and              Options and              Options and              Options and
                                      Forwards)                Forwards)                Forwards)                Forwards)
Currencies                            $     2,097                 $ 456,513               $ (47,310)                $ 100,475
Tropical products                       (263,152)                      -                      4,353                   (15,900)
Metals                                    101,605                    41,113                  (7,313)                   15,200
Financials                              1,079,524                  (50,393)                (109,356)                      -
Grains                                  (146,312)                      -                    (47,238)                      -
Energies                                    1,980                    99,870                   54,218                      -
Livestock                                (93,070)                    19,370                   77,730                      -
                                     ------------                ----------               ----------               ----------

                                       $  682,672                 $ 566,473               $ (74,916)                $  99,775
                                        =========                  ========                =========                 ========




                                                      ******

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Ruvane Investment Corporation:

We have audited the accompanying statement of financial condition of Ruvane Investment Corporation (an "S" Corporation) as of December 31, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ruvane Investment Corporation as of December 31, 1997, in conformity with generally accepted accounting principles.


WITHUM, SMITH & BROWN


February 27, 1998

                                           RUVANE INVESTMENT CORPORATION
                                         STATEMENT OF FINANCIAL CONDITION
                                                 DECEMBER 31, 1997


         ASSETS

Current Assets:
 Cash                                                     $       89,001
 Commissions and Other Receivables                                91,679
                                                          ---------------
         Total Current Assets                                    180,680

Property and Equipment, net of
 accumulated depreciation of $4,920                                5,715

Investment in Partnership                                        680,879

         TOTAL ASSETS                                     $      867,274
                                                          ==============

         LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
 Accounts Payable and Accrued Expenses                   $        52,819
 State Income Taxes Payable                                       16,830
                                                          ----------------
         Total Current Liabilities                                69,649

         STOCKHOLDERS' EQUITY

Stockholders' Equity:
 Common Stock, $1 par; authorized 1,000
 shares, issued and outstanding 100 shares                          100
 Additional Paid-in-Capital                                      82,439
 Retained Earnings                                              715,086
                                                        ----------------
         Total Stockholders' Equity                             797,625

         TOTAL LIABILITIES AND STOCKHOLDERS'
           EQUITY                                       $       867,274
                                                           ==============




The Notes to Financial Statements are an integral part of this statement.

                                           RUVANE INVESTMENT CORPORATION
                                           NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies:

         Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

         A. Nature of Business
              The Company was incorporated on January 4, 1990 under the laws of the State of Delaware as a calendar year corporation. The Company commenced operations on January 1, 1995. The Company is registered with the Commodity Futures Trading Commission ("CFTC") as a commodity pool operator, Introducing Broker ("IB") and a commodity trading advisor.
              The Company is also a member of the NFA.

         B.  Accounting Basis
              The books and records of the Company are prepared on the accrual basis of accounting for financial reporting purposes. The accompanying financial statements represent the transactions of the Company for the year ended December 31, 1997.

         C.  Revenue Recognition
              Revenue is recognized when substantially all significant services to be provided by the Company have been performed. These revenues are based on its three business lines. First, the Company consults with futures professionals concerning new business developments. Second, the Company advises institutions and money managers on how to improve performance and reduce costs related to their futures trading. Finally, the Company is the general partner of The Willowbridge Fund L.P., a partnership, see Note 3 for more detail.

         D.  Income Taxes
              The Company has made an election not to be subject to federal income taxes at the corporate level. As a result, the income or loss of the Company is included in the current taxable income of the Company's individual stockholder under Internal Revenue Code Section 1372(a).

              Effective January 1, 1995, the Company has elected "S" Corporation status for the State of New Jersey and is subject to a corporate level income tax of 2.63 percent for the year ended December 31, 1997.

              The Company provides for state deferred income taxes in accordance with FASB 109. There were no state deferred income taxes for the year ended December 31, 1997.

                                           RUVANE INVESTMENT CORPORATION
                                           NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):
         E.  Property and Equipment
              Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation of property and equipment on a straight-line basis over the following useful lives:

                                                                       Years
                           Computer Equipment                             5
                           Furniture and Fixtures                         5

              Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

         F.  Use of Estimates
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         G.  Cash and Cash Equivalents
              The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Note 2 - Net Capital Requirements:
         As an introducing broker, the Company is subject to the CFTC Net Capital Regulation (Regulation 1.17), which requires the maintenance of a minimum net capital amount. At December 31, 1997, the Company had an adjusted net capital of $336,716, which was $336,716 in excess of the required minimum net capital of $30,000.

Note 3 - Investments in Partnership:
         During 1995, the majority stockholder of the Company transfered and assigned his General Partner interest in a related commodities trading partnership, the Willowbridge Fund L.P. (Partnership), to the Company. At December 31, 1997, the Company owned an equity interest of approximately four percent in the Partnership. The investment is being recorded on the equity method.

                                           RUVANE INVESTMENT CORPORATION
                                           NOTES TO FINANCIAL STATEMENTS

Note 3 - Investment in Partnership (Cont.):
         Summarized financial information from the audited financial statements of the Partnership follows:

         Financial Statement Caption                      December 31, 1997

              Current Assets                                   $ 18,544,991
                                                               ============
              Current Liabilities                             $     334,807
                                                              =============
              Partners' Equity                                 $ 18,210,184
                                                               ============

                                                                 Year Ended
                                                          December 31, 1997

              Gains on Trading of Commodity
                Commodity Futures and Options                 $     706,133
              Interest Income                                       766,517
              Total Expenses                                     (1,747,534)
                                                              --------------
              Net Loss                                       $     (274,884)
                                                              ==============

         As the general partner, the Company is required by the Amended and Restated Limited Partnership Agreement ("Agreement") to maintain an interest in the Partnership of an amount equal to one percent of the partners' equity raised by the Partnership. The partner's equity at December 31, 1997 amounted to $18,210,184 of which the general partner was required to maintain a minimum capital of $182,102.

         In addition, the Agreement requires that all subscriptions are subject to a one-time one percent administrative charge payable to the Company as general partner.

         As of December 31, 1997, the Company had commissions receivables amounting to approximately $60,000 due from Willowbridge
         Associates, Inc.

Note 4 - Concentration of Credit Risk:
         The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any credit losses on such acconts and believes it is not exposed to any significant credit risk on its cash balances.

                                                 INDEX TO EXHIBITS


        Exhibit Number         Item Description

         *3.1 Certificate of Limited Partnership for The Willowbridge Fund L.P., dated January 16, 1986

         *3.2 Form of Amended and Restated Limited Partnership Agreement for the Partnership

         *10.1 Trading Advisor Agreement between the General Partner and the Advisor, dated April 1, 1991

         *10.2 Service Agreement between the Partnership and Derivatives Portfolio Management, L.L.C., dated September 5, 1997

         16.1         Letter re Change in Certifying Accountant


-------------------------
* Previously filed.